Original



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Filed at
Washington D. C.

Received SEC

JAN 15 2015

Washington, DC 20549

FIFTH AMENDED FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Original Date Filed: September 3, 2014

Date Filed: ____________________

File No: 24-10416

RX HEALTHCARE SYSTEMS, LTD.
(Exact name of issuer as specified in its charter)

COLORADO
(State or other jurisdiction of incorporation or organization)

109 E 7th Street, Suite 4375 Cheyenne, WY 82001
(307) 663-9874
(Address including zip code, and telephone number, including area code of Issuer's principal executive offices)

Anthony F. Wiezorek, 5305 E. Second St., Ste. 204, Long Beach, CA 90803
(562) 433-0386
(Name, Address, including zip code and telephone number, including the code of agent for service)

8090	**20-5864912**
(Primary Standard industrial Classification Code Number)	(IRS Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

ITEM 1. Significant Parties

(a)(b) The Issuers directors and officers are as follows:

Name

Ronald S. Tucker, Director, Chief Executive Officer, Chief Financial Officer

Business	Residential
1623 Tradewinds Lane	1623 Tradewinds Lane
Newport Beach, CA 92660	Newport Beach, CA 92660

Leticia I. Tucker, Director, Secretary/Treasurer

Business	Residential
1623 Tradewinds Lane	1623 Tradewinds Lane
Newport Beach, CA 92660	Newport Beach, CA 92660

(c) There are no general partners.

(d) The following are of record and beneficial owners of 5% or more of the issuer's common stock issued and outstanding at the time of filing.

EPIC Corporation, a Colorado corporation, is the parent company of the Company with approximately 75% of the Company's common stock. EPIC's business address is 109 E. 7th Street, Suite 4375 Cheyenne, WY 82001, and headquarters is 1623 Tradewinds Lane, Newport Beach, CA 92660.

(e) The beneficial owners of five percent or more of any class of the issuer's equity securities.

EPOR Corporation, a Colorado corporation, the parent company and Ronald S. Tucker and Leticia I. Tucker are the controlling parties of EPIC Corporation.

(f) The promoters of the issuer are:

Ronald S. Tucker

(g) Affiliates of the Issuer.

Ronald S. and Leticia I. Tucker are also officers and directors of EPIC Corporation.

Ronald S. Tucker,

Business	Residential
1623 Tradewinds Lane	1623 Tradewinds Lane
Newport Beach, CA 92660	Newport Beach, CA 92660

Leticia I. Tucker

Business	Residential
1623 Tradewinds Lane	1623 Tradewinds Lane
Newport Beach, CA 92660	Newport Beach, CA 92660

Tensleep Trust

Business	Mailing
12 Mount Havelock	C/O R Tucker & Associates, Inc.
Douglas, Isle of Man, IM1 2QG	1623 Tradewinds Lane
	Newport Beach, CA 92660

American H & W Corp.

Business	Mailing
107 E. 7th Street, Suite 4375	1623 Tradewinds Lane
Cheyenne, WY 82001	Newport Beach, CA 92660

(h) Counsel to the Issuer concerning the proposed offering:

Anthony F. Wiezorek Anthony F. Wiezorek

5305 E. Second St., Ste. 204 Long Beach, CA 90803	240 Prospect Avenue Long Beach, CA 90803

(i) The underwriter with respect to the proposed offering: Not Applicable.

(j) The underwriters directors: Not Applicable.

(k) The underwriter's officers: Not Applicable.

(l) The underwriter's general partners: Not Applicable.

(m) Counsel to the underwriter. Not Applicable.

ITEM 2. Application of Rule 262

(a) There are no disqualifications pursuant to Rule 262.

(b) Not applicable.

ITEM 3. Affiliate Sales

No part of the proposed offer involves the resale of securities nor has the Issuer had a net income from operations of the character in which the Issuer intends to engage since its formation.

ITEM 4. The Offering will be made in Colorado by our officers and directors on a best efforts basis pursuant to Section 11-51-308(1)(p) of the Colorado Securities Act.

ITEM 5. Unregistered Securities Issued and Sold Within One Year

(a) The following unregistered securities were issued within one year prior to filing of this Form 1-A.

(1) **Name of Issuer:**

None.

(2) **Title and Amount of Securities Issued:**

None.

(3) **Aggregate offering price and basis of Computation:**

None.

(4) The names and identities of the persons to whom the securities were issued are:

None.

(b) Sales of unregistered securities.

Not Applicable.

(c) Indicate the section of Securities Act or Commission rule or regulation relied upon for exemption from registration requirements.

(1) None.

ITEM 6. Other Present or Proposed Offerings

None.

ITEM 7. Marketing Arrangements

None.

ITEM 8. Relationship with Issuer of Experts Name in Offering Statements.

Not Applicable.

ITEM 9. Use of a Solicitation of Interest Document

No solicitation of Interest Document will be used.

RX Healthcare Systems, Ltd.

CROSS REFERENCE SHEET

Item in Form 1-A		**Location in Prospectus**
1.	Cover Page of Offering Circular	Cover Page of Offering Circular
2.	Distribution Spread	Front Cover Page
3.	Summary Information and Risk Factors and Dilution	Summary; Risk Factors; Dilution
4.	Plan of Distribution	Plan of Distribution
5.	Use of Proceeds	Use of Proceeds
6.	Determination of Offering Price	Risk Factors -- Arbitrary eDetermination of Offering Price; Plan of Distribution -- Unit Pricing and Num ber of Units To Be Sold
7.	Description of Business	History And Business
8.	Description of property	Facilities
9.	Directors, Executive Officers and Significant Employees	Management
10.	Remuneration of Directors and Officers	Management -- Compensation.
11.	Security Ownership of Certain Beneficial owners and Beneficial Ownership	Beneficial Ownership
12.	Interest of Management or Others in Certain Transactions	Interest in Certain Transactions
13.	Securities Being Offered	Description of Capital Stock

PART II

Preliminary Offering Circular dated ____________, 2014

RX HEALTHCARE SYSTEMS, LTD.

$1,500,000

60,000 INVESTMENT UNITS
100 Units Minimum Purchase

RX Healthcare Systems, Ltd.,. a Colorado corporation, is a development stage company whose purpose is to design, develop, manufacture, distribute and sell healthcare products. Its temporary principal address is 109 E 17th Street, Suite 4375, Cheyenne, WY 82001, phone number (307) 663-9874, and its accounting and financial offices are located at 1623 Tradewinds Lane, Newport Beach, CA 92660.

Our officers and directors are offering on a best efforts basis 60,000 Investment Units at $25 per Unit (minimum purchase of 100 Units) and there is no minimum number of Units to be sold. Each Unit consists of 100 shares of Common Stock, 100 Series A Warrants, 100 Series B Warrants, 100 Series C Warrants and 100 Series D Warrants. Each warrant of each series of warrants is to purchase 1 share of common stock. The exercise price for the Series A through D Warrants, is $0.075, $0.10, $0.15, and $0.20 per share, respectively; and their expiration dates are respectively 24, 36, 48, and 60 months after the date the Offering Statement will be "qualified" by the order of the Commission or by the operation of the terms of Regulation A. The total number of shares being offered is 30,000,000 which consists of 6,000,000 shares in the 60,000 Units and 6,000,000 shares for a total of 24,000,000 shares for the Series A, B, C and D Warrants. **The offering of the common stock underlying the warrants is a continuous offering. There are no arrangements to place the funds received in an escrow, trust, or similar arrangement.** The offering will end on or before November 30, 2015.

The Company's board of directors may issue all or part of the Units, in the exercise of its discretion, for non-cash consideration from independent third parties, officers, directors or affiliated persons. There is no limit on the amount of units that may be issued in exchange for non-cash consideration. Non-cash consideration is limited to include the cancellation of indebtedness for debts validly incurred, the license of or purchase of technology, products, brand names,, synergistic products and for money loaned, advanced, or incurred on behalf of the Company. The warrants may be exercised for cash or the cashless exchange of the Company's common and/or preferred stock. The exchange rates of the common or preferred stock would be determined by the board of directors at the time of the exchange based on the market value of the common stock or the reasonable and fair value of the common stock as determination by the board of directors at the time of the exchange. See "Summary – Non-Cash Consideration."

THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS."

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Units	Price to Public[1]	Commissions[2]	Company Proceeds[3]
Per Unit	1	$25	$ 2.50	$ 22.50
Maximum	60,000	$1,500,000	$150,000	$1,350,000

[1] The securities are offered for cash and/or non-cash consideration, and may be sold to officers, directors and/or affiliates of the company.

[2] The offering is being made by our Officers and Directors on a best efforts basis and they will receive no remuneration. A commission of 10% may be paid to members of the National Association of Securities Dealers, Inc. ("NASD") for cash sales made by member broker-dealers. A three percent (3%) Due Diligence fee may be paid to selected NASD members in their capacity as Selling Agents.

[3] Before deducting the Company's registration and distribution expenses estimated at $50,000.

Approximate Offering Commencement Date:____________, 2015.

SUMMARY

The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and Financial Statements and notes thereto, appearing elsewhere in this Prospectus.

Company

We are a development stage company that designs, develops, manufactures, distributes and sells healthcare products.

Report To Investors

The Company will furnish annual reports to its shareholders which may include audited or un-audited annual financial statements. The Company will prepare un-audited quarterly financial statements and periodic progress reports to shareholders upon request. The Company is not a reporting company under the Exchange Act of 1934, as amended. The Company's Common Stock is not currently listed on any quotation service.

The Offering

Terms

This is a best efforts offering under Sections 3(b) of the Securities Act of 1933, as amended, (the "ACT"), being made by our officers, directors for which they will not otherwise be compensated by commissions, fees, or otherwise. Interested Broker Dealers, Members of the National Association of Securities Dealers Inc. ("NASD") may enter into a selling agreement for which we anticipate paying a cash commission of 10% of the aggregate sale and providing the NASD firm unaccountable expenses, as provided by the NASD Rules. Units may be sold to officers, directors and/or affiliates of the Company.

Time Period

The Units are being offered for cash and non-cash consideration until sold or November 30, 2015, the first to occur.

Price

Twenty-five dollars ($25.00) per Unit for a total of 60,000 Units for an aggregate of $1,500,000, represented by cash or non-cash consideration, solely determined in value by Management in its best business judgment.

Non-cash Consideration

The Company's board of directors may issue all or part of the Units, in the exercise of its discretion, for non-cash consideration from independent third parties, officers, directors or affiliated parties. There is no limit on the amount of units that may be issued in exchange for non-cash consideration. Non-cash consideration is limited to include the cancellation of indebtedness for debts validly incurred, the license of or purchase do technology, products, brand names,, synergistic products and for money loaned, advanced, or incurred on behalf of the Company. At the current time other than our current debt no other non-cash consideration has been identified. The acceptance of non-cash items will be evaluated by the board of directors on any basis which the board deems appropriate and fulfills their responsibilities as directors. The aggregate value of non-cash consideration will be established by *bona fide* sales of that consideration made within a reasonable period of time, or, in the absence of sales, on the fair value or reasonable value as determined by the board of directors as a prudent purchaser.

The extent that Units are sold for non-cash consideration the Company reduces the amount of funds it will receive to be used for paying for operational costs and for advertising and marketing of its products which will have a material effect on the Company's growth.

The impact on not receiving cash from the sale of Units in whole or in part will not impair the company's ability to operate at its current development stage. The offering is to reduce debt and increase equity, provide funding with cash sales and the exercise of warrants and provide for the acquisition of technology and fund joint ventures with third parties to provide marketing and sales of the Company's products.

Units

Each Unit consists of 100 shares of Common Stock together with 100 Series A Warrants, 100 Series B Warrants, 100 Series C Warrants, and 100 Series D Warrants. Each warrant in each series can be exercised into one share of common stock. The exercise price for the Warrants is $0.075, $0.10, $0.15 and $0.20 per share, respectively (cash or non-cash consideration). The expiration dates are 24, 36, 48 and 60 months, respectively from the date the Offering Statement will be qualified upon order of the Commission or by the operation of the terms of Regulation A (the "Expiration Dates"), unless the Expiration Dates are extended by the Company. **The offering of the common stock underlying the warrants is a continuous offering.** See OFFERING AND DISTRIBUTION

Warrants	The warrants may be exercised for cash or the cashless exchange of the Company's common and/or preferred stock. The exchange rates of the common or preferred stock would be determined by the board of directors at the time of the exchange based on the market value of the common stock or the reasonable and fair value of the common stock as determination by the board of directors at the time of the exchange. The exercise of the warrants will dilute the existing shareholders of the company, and the exercise of warrant's with an exchange of the Company's common or preferred stock will result in further dilution of shareholders and fail to provide additional capital to the Company,
Common Stock – Before Offering	20,000,000.
Common Stock After Offering	26,000,000 shares, excluding the exercise of the Series A through Series D Warrants.
Estimated Value of Offering	$1,500,000 upon the sale of 100% of the Units (before the exercise of the Series A through Series D Warrants.
Use of Proceeds	Will be used to reduce debt, pay for general & administrative expenses, marketing, advertising and product promotion.
Dividends	We do not currently anticipate paying cash or stock dividends.
Risk Factors	Our securities involve a high degree of risk including substantial and immediate dilution.
Stock Pricing	The offering price of our securities has been arbitrarily determined by our directors and bears no relationship to the assets, book value, earnings, or net worth (current or anticipated).
Market for Common Stock	There has been no market for our securities prior to the Offering, and no assurance can be given that any such market will develop or be maintained.
Certain Relationships	Investors should be aware of the following relationships: Ronald S. Tucker and Leticia I. Tucker, officers, directors and shareholders of the Company are also officers, directors, and majority shareholders of EPIC Corporation, the parent of the Company.

RISK FACTORS

In addition to the other information in this Offering Circular, prospective purchasers of the Units offered hereby should consider carefully the following factors in evaluating the Company and its business.

The Company Has Limited Operating History

Our company is a development stage company. Its limited operating history includes the development of multiple products made from ***AcuFAB®*** and the identification of market segments for those products, and the distribution of a large number of samples to users in those market segments, and obtaining testimonials from users. The Company has not been able to penetrate the market segments because of the lack of experience and contacts with within those market segments. See HISTORY AND BUSINESS - Plan of Operation

The Company Requires Capital For Marketing and Advertising

The Company has a working capital deficit of $332,155 and current assets of $14,202 as of September 30, 2014, which is insufficient working capital to conduct Marketing and Advertising in the market segments identified by the Company. We must raise substantial capital to market and to advertise the Companies products and there is no assurance the Company will be able to raise such capital from this offering or the exercise of warrants. See HISTORY AND BUSINESS - Business Description

Lack of Management Experience in Marketing And Selling In Its Market Segments

The two officers and directors of the Company have no experience in marketing and selling the Company's products in the identified market segments. See HISTORY AND BUSINESS - Business Description

The Company has a single source of AcuFAB® fabric

The textile mill that produces the AcuFAB® fabric is a sole source of supply, but the AcuFAB® products can be made by many contract sewers.

The Company Lacks of Significant Revenues

We are a development stage company and since January 2012, have generated less than $2,000 dollars in actual sales of products made from ***AcuFAB®***. The revenues reflected in our financial statements since 2012 reflect samples provided to users free of charge and which where deducted as the gross profit was expensed as an advertising expense. The Company will not experience significant revenues until it is able to engage with parties with experience in the Company's identified market segments. See HISTORY AND BUSINESS – Business Description and HISTORY AND BUSINESS – Plan of Operation

The Company Can Sell Units For Non-Cash Consideration

The Company's board of directors may issue all or part of the Units, in the exercise of its discretion, for non-cash consideration from independent third parties, officers, directors or affiliated parties. There is no limit on the amount of units that may be issued in exchange for non-cash consideration. Non-cash consideration is limited to include the cancellation of indebtedness for debts validly incurred, the license of or purchase of technology, products, brand names,, synergistic products and for money loaned, advanced, or incurred on behalf of the Company. The Company anticipates the sale of 52,000 Units in the discharge of $1,300,000 of its corporate indebtedness.

The extent that Units are sold for non-cash consideration the Company reduces the amount of funds it will receive to be used for paying for operational costs and for advertising and marketing of its products which will have a material effect on the Company's growth.

The warrants may be exercised for cash or the cashless exchange of the Company's common and/or preferred stock. The exchange rates of the common or preferred stock would be determined by the board of directors at the time of the exchange based on the market value of the common stock or the reasonable and fair value of the common stock as determination by the board of directors at the time of the exchange. The exercise of the warrants will dilute the existing shareholders of the company, and the exercise of warrant's with an exchange of the Company's common or preferred stock will result in further dilution of shareholders and fail to provide additional capital to the Company,. See SUMMARY – Non-cash Consideration and SUMMARY - Warrants

The Company's Need for Additional Financing

Cash proceeds of this offering may not provide the Company with sufficient funds to conduct marketing and advertising activities. To obtain $100,000 in cash for marketing and advertising activities the Company must sell at lease 4,000 Units for cash. There can be no assurance that additional capital will be available on terms favorable to us, if at all. See USE OF PROCEEDS, CAPITALIZATION and DILUTION

The Company Is Subject To Conflicts of Interest

Possible conflicts of interest may arise in the operation of the Company with decisions made by the Officers and Directors of the Company which may contrary to the best interests of the Company. Such conflicts would be because the Company's Directors and Officers are also the Director's and Officers of the Company's parent corporation.

The Company's Exclusive Sub-License to sell the ***AcuFAB®*** fabric and products in Norther American for consumer and consumer healthcare market segments was entered into with the Tensleep Trust, a discretionary trust, through its Trustee, R Tucker & Associates, an affiliate and related party, respectively, of the Company, The terms and value of the license were not negotiate at arms length. The one time license fee in the form of a promissory note is to be paid to American H & W Corp the nominee of the Licensor, Tensleep Trust. The Company under its license is to pay EPIC Corporation 50% of any one time license fee for any sublicense granted by the Company, and a 10% royalty for the net sales of the ***AcuFAB®*** products.

At the same date of issuing the Company's license, Tensleep Trust through its Trustee, R Tucker & Associates, Inc., Granted the World Wide Exclusive rights to the design patent and related License Rights to ***AcuFAB®*** and assigned the Company's License to EPIC Corporation.

In order to resolve conflicts of interest on issues involving the Company and its affiliates, the issues between the Company's affiliates will be determined, after full disclosure, by a good faith vote of disinterested members of the Company's board of directors or shareholders; or that the issue was fair, just and reasonable as to the Company at the time it was authorized, approved and ratified by the Company's board of directors.

Ronald S. Tucker and Leticia I. Tucker are the control persons of the issuer and EPIC Corporation. Ronald S. Tucker is the control person of R Tucker & Associates, Inc., and American H & W Corp. Ronald S Tucker, as the control person of R Tucker & associates is the control person of Tensleep Trust.

Our Counsel has furnished, and in the future may furnish, legal services to possible affiliates. There is a possibility that in the future the interests of the various possible affiliated parties may become adverse as described in the Code of Professional Responsibility of the legal profession, and counsel may be precluded from representing one or all of such parties. If any situation arises in which the interests of the Company appear to be in conflict with those of its respective affiliates, additional counsel may be retained by one or more of the parties to assure that the interests of the Company are adequately protected.

There Is No Market for Securities

The Units and the securities constituting them pursuant to this offering are not restricted, but there is no present market being made in the Common Stock, or any of the Series of Warrants to be issued by the Company. As a result, purchasers of Units may not be able to liquidate their investments if there is an emergency. There is no guarantee a market will be made in the Common Stock or Warrants of the Company. Consequently, the purchase of the Units should only be considered as a long-term investment.

The Company Faces Significant Competition

We will compete with other larger well-established companies with greater financial resources and well established channels of distribution in the market segments in which the Company wants to engage. The competition may be able to prevent the Company from effectively becoming engaged in those markets.

The Offering Price Has Been Arbitrary Determined

The initial public offering price of the Units has been arbitrarily determined by us and does not or will not necessarily bear any relationship to the assets, book value, earnings, or our net worth or any other recognized criteria of value. Although the factors considered in determining the offering price included the general condition of the securities market, evaluation of prospective products, the prospects of the industry in which the Company is engaged, and sales and other financial projections of the Company, these factors are very subjective and we make no representations as to any objectively determinable value of the Units offered hereby. There is no assurance the Units offered hereby can be resold at the offering price, if at all.

In determining the offering price, we considered our desire to (i) conduct the Offering in a manner that will achieve the widest distribution of the Common stock; (ii) provide liquidity in the Common Stock subsequent to the Offering; (iii) and comply with the minimum per share requirement of NASD. See PLAN OF DISTRIBUTION - Stock Pricing and Number of Units to be issued

Investor will Experience Immediate Dilution

Investors in this Offering will experience immediate dilution of the net tangible book value of $0.2344 if 30,000 Units are sold, $o0.2201 if 40,000 Units are sold and $0.2074 Units are sold per share or 93.76%, 88.04% and 82.96%, respectively, of the offering price. See DILUTION

The Company Is Under The Control Of The Existing Stockholder

EPIC Corporation now and after the Offering will own a controlling interest. Accordingly, it would be able to elect a majority of our directors and to determine the outcome of the corporate actions requiring stockholder approval, regardless of how other stockholders of the Company may vote. The beneficial owners of EPIC are Ronald S. Tucker and Leticia I.Tucker who are the officers and directors of EPIC and the Company. See BENEFICIAL OWNERSHIP

The Possible Effect Of "Penny Stock" Rules On Liquidity Of The Company

Our securities may become subject to certain rules and regulations promulgated by the Securities and Exchange Commission ("Commission") pursuant to the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 (the "Penny Stock Rules") which impose strict sales practice requirements on broker/dealers which sell such securities to persons other than established customers and certain "accredited investors." For transactions covered by the Penny Stock Rules, a broker/dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent for the transaction prior to sale. Consequently, such rule may affect the ability of broker/dealers to sell the securities and may affect the ability of purchasers in this offering to sell any of the securities acquired hereby in the secondary market.

The Penny Stock rules generally define a "penny stock" to be any security not listed on an exchange or not authorized for quotation on the NASDAQ Stock Market and has a market price (as therein defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For any transactions by broker/dealers involving a penny stock (unless exempt), the rules require delivery, prior to a transaction in a penny stock, of a disclosure document relating to the market for the penny stocks. Disclosure is also required to be made about compensation payable to both the broker/dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stocks.

The foregoing penny stock restrictions will not apply to the Company's securities if such securities are listed on an exchange or quoted on the NASDAQ Stock Market and have certain price and volume information provided on a current and continuing basis or if the Company meets certain minimum net tangible asset or average revenue criteria. There can be no assurance that the Company's securities will qualify for exemption from the Penny Stock Rules. In any event, even if the Company's securities were exempt from the Penny Stock Rules, they would remain subject to Section 15(b)(6) of the Exchange Act, which gives the Commission the authority to prohibit any person that is engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker/dealer or participating in a distribution of a penny stock, if the Commission finds that such a restriction would be in the public interest. If the Company's securities were subject to the rules on penny stocks, the market liquidity for the Company's securities could be severely affected.

There may be changes in Market Conditions and Securities Regulation

The stock market conditions may change and the Securities Exchange Commission and the State Regulators may change the regulations in a manner that makes it unfeasible to arrange for public offerings.

The Company's Directors Are Able To Issue Blank Check Preferred Stock

The Company's Articles of Incorporation provide the Directors with the ability to establish one or more series of preferred stock with any rights preferences and privileges which the directors of the Company deem proper in the exercise of their reasonable judgment without the authority or approval of the Company's shareholders. The board of directors may establish one or more series of preferred shares with preferences that may reduce the value of the common stock of the Company. See DESCRIPTION OF CAPITAL STOCK

THE REST OF THIS PAGE IS LEFT PURPOSELY BLANK

HISTORY AND BUSINESS

CORPORATE CAPITALIZATION HISTORY

We were incorporated in the state of Colorado on March 29, 2006, and are a majority owned subsidiary of EPIC Corporation (OTC: EPOR) ("EPIC") which is a record and beneficial owner of 10,000,000 shares of our common stock representing 75% of the issued and outstanding securities. **The Company since its inception has been and currently is a development stage company**. Its business activity has been in the development of healthcare products.

The executive offices are located at 109 E. 17th Street, Suite 4375, Cheyenne, WY 82001, telephone (307) 663-9874. The accounting and financial offices are located at 1623 Tradewinds Lane, Newport Beach, CA 92660, telephone (949) 548-7005.

The Company was incorporated by R Tucker & Associates, Inc., and in January 2007 issued R Tucker & Associates, Inc. 1,000,000 shares of its common stock for cash of $10,000. The shares were issued under Section 4(2) of the Securities Act of 1933, as amended ("Act").

The Company prepared and filed an Offering Statement under Regulation A of the Securities Act of 1933, as amended ("Act"), which became effective in August 2007. Pursuant to the Offering Circular we issued 520,000 investment units representing 520,000 shares and warrants in exchange for the cancellation of a License Fee of $130,000; 200,000 investment units representing 200,000 shares and warrants for the cancellation of indebtedness for organizational costs in the amount of $50,000; and 280,000 investment units representing 280,000 shares and warrants for $70,000 in cash. The warrants were subsequently cancelled.

The Company in September 2007 issued 1,000,000 shares as the prepayment of $24,000 or $0.024 per share pursuant to a management agreement with EPIC Corporation. The shares were issued under Section 4(2) of the Act.

The Company in September 2009 issued 5,100,000 shares of its common stock in exchange for assets owned by EPIC. The shares were issued under Section 4(2) of the Act.

The Company in September 2009, redeemed 1,000,000 shares of its common stock from R Tucker & Associates, Inc., for the issuance of a promissory note in the face amount of $200,000 convertible into shares of the Company's common stock. The promissory note provide for interests at the rate of 10% and was due on demand or December 31, 2014. Then in July 2013, R Tucker & Associates, Inc., transferred the promissory note to the Tensleep Trust, a discretionary irrevocable trust pursuant to the Declaration of Trust executed by R Tucker & Associates, Inc., and EPIC Trustees Limited. EPIC Trustees Limited was subsequently dissolved and R Tucker & Associates, Inc., became the successor trustee.

In October 2010 the company declared a stock dividend of 4 shares for each one share issued and outstanding.

On September 30, 2014, the Company wrote off its investments in Tensleep Financial Corporation and Amcor Financial Corporation and EPIC Corporation returned 15,500,000 shares of the Company's common stock for cancellation.

BUSINESS HISTORY

Between January 2007 and September 2009, the Company was commercializing a remote control automatic spraying system for sale to mosquito abatement districts. Then in September 2009, the Company became a consolidated subsidiary of EPIC Corporation, a financial, business and corporate development services company. EPIC reevaluated the Company's business plan and established a new plan to engage in the acquisition of interests in skilled nursing, assisted living and other healthcare facilities; the management of healthcare real estate, and the operation and management of healthcare facilities.

In October 2009, EPIC entered into an agreement to provide financial services to Senior Care Holdings, Inc., for five years, for which Holdings would pay EPIC $600,000 per year, payable $50,000 per month ("Consulting Agreement"). However, Holdings could terminate the agreement at the end of the first year, if EPIC was unable to raise $2,000,000 for Holdings. In January 2010 EPIC assigned the Consulting Agreement to the Company. Then in February 2010 the agreement was terminated by Holding's by its failure to pay the consulting fee and EPIC was not able to raise the $2,000,000. The agreement now is of no significance to the Company.

In December 2009, EPIC and Holdings entered into an agreement ("Master Agreement") to form a master limited liability company ("Master") with the operating and management companies of 10 skilled nursing and assisted living healthcare facilities owned by Holdings, and EPIC would acquire a preferential 50% interest in Master.

In December 2009, EPIC assigned its rights to the 50% interest in Master to the Company, and EPIC formed Master for Holdings and was working to raise the $2,000,000 necessary for the purchase of the 50% interest in the profits of Master. EPIC had until September 30, 2010, to raise the capital; and if it was raised by that time the interest in Master would be taken in the name of the Company.

Then in February 2010, a conflict arose between EPIC and Holdings and Holdings withheld payments under the Consulting Agreement and failed to cooperate with EPIC preventing it from raising the $2,000,000 purchase price for the interest in Master. The Master Agreement was therefore terminated and now is of no significance to the Company

In July 2010, EPIC was presented an opportunity to import and to sell a Sleep Pad. EPIC and the Company investigated potential markets for this product. EPIC placed an order for 100 pieces which were received in November 2010. It was determined that the cost of importing the product was too high and no agreement was ever reached.

In 2011, a major textile mill was engaged to reverse engineer the fabric. In October 2011, the development project was complete and in December 2011, EPIC received the first production run of the industrial and medical textile called AcuFAB®. EPIC and the Company, from 2012 to the present, have made several products from AcuFAB® and provide these products to potential users and some gave testimonials. During this time EPIC obtained research about its AcuFAB® products and potential market segments for those products.

An application for a Trademark for ACUFAB and ACUPAD was filed on June 27, 2012, by Ronald S. Tucker. The Trademark ACUFAB was registered on February 19, 2013, to Ronald S. Tucker (Reg. No. 429843) in the United States and on January 23, 2013, (Reg. No. 3143797) internationally. The ACUPAD Trademark was not registered.

On December 3, 2012, a Design Patent was filed with the US PatentOffice for ***AcuFAB®*** as an Industrial and Medical Textile by Ronald S. Tucker. On April 1, 2014, a Design Patent was issued to Ronald S. Tucker (Patent No. US D 701,701 S) by the US Patent Office. Ronald Tucker is the Official Owner, but un officially assigned all his rights titles and his interests in the Design Patent to the Tensleep Trust for no consideration, Tensleep Trust was formed by R Tucker & Associates, Inc., in July 2013.

On September 22, 2013, the Company entered into an Exclusive License Agreement with EPIC Health Plc. a corporation formed by Ronald Tucker in July 2013, for the exclusive right to distribute ***AcuFAB®*** and it products in North, Central and South America in exchange for 3,900,000 of the Company's Preferred Stock. Then on March 1, 2014, in a Memo of Agreement - Liquidation ("Memo") EPIC Health Plc, which was to be liquidated, and the Company agreed to terminate and cancel the Exclusive License Agreement of September 22, 2013, and EPIC Health Plc would return the 3,900,000 shares of the Company's Preferred Stock to be cancelled. Then on March 1, 2014, pursuant to the Memo,Tensleep Trust through R Tucker & Associates, Inc., its Trustee and the Company entered into an Exclusive License Agreement on April 28, 2014 ("New License"), where the Company would have the exclusive rights to distribute ***AcuFAB®*** and its products in North America to consumer market segments and this agreement provided for the License Agreement be considered executed as of September 22, 2013, the date of the original sublicense. The License gives the Company the exclusive right to sell ***AcuFAB®*** and ***AcuFAB®*** products to established consumer consumer healthcare market segments.

The Company under the New License has the right to purchase ***AcuFAB®*** products fabricated by EPIC, fabricate the ***AcuFAB®*** products from fabric purchased from EPIC, to distribute the ***AcuFAB®*** products to distributors, wholesalers and retailers, to sell the ***AcuFAB®*** products directly to consumers through established websites, and sublicense to third parties.

The Company will pay in consideration for the license (1) a one time license fee of $1,000,000 in the form of a promissory note (the note may be paid in all or part with registered securities. Units under this Regulation A offering are considered registered securities of the Company and the note can be paid through issuance of Regulation A securities); (2) one half of any sub-license one time license fee; and (3) a royalty of 10% of Company's net sales of the ***AcuFAB®*** products. The one time license fee of $1,000,000 is to be paid to American H & W Corp the nominee of Tensleep Trust. The 50% of any one time license fee received by the Company and the 10% royalty would be paid to EPIC Corporation. Tensleep Trust is a discretionary irrevocable trust trust and R Tucker & Associates is the Settlor and became the Trustee when the original trustee was dissolved. The principal controlling persons of American H & W Corp are Tensleep Trust its sole shareholder, and Ronald Tucker is the sole officer and director of American H & W Corp.

The Company on September 30, 2014, wrote off sits investments in Tensleep Financial Corporation and Amcor Financial Corporation in the amount of $621,328 and EPIC Corporation returned 15,500,000 shares of the Company's common stock for cancellation. The result was a net loss of $466,328.

BUSINESS DESCRIPTION

AcuFAB® is a unique acupressure spacer fabric. Spacer fabrics are referred to as three-dimensional textile fabric because of their design and architecture. A space fabric consists of a top and bottom textile held together by equidistant rigid spacer fibers. The ridged spacer fibers provide the spacer fabric with two important qualities. One being a micro-climate and the other being pressure resistant or mechanical. The spacer fibers are synthetic multi fibers that are heat treated to become rigid. The rigid spacer fibers like Polyester multi fibers provide the foundation for the microclimate and pressure resistance qualities. The rigid space fibers are made up of multiple fibers to ensure that a directed transport of fluids is possible. The modificative of the surface textiles by making holes or a loose weave of the materials allow them to support the transport of fluids and makes the transport of heat possible. It is the transport of fluids and heat through the surface textiles and over and around the rigid space fibers that creates a microclimate. Polyester multi fibers are good to direct fluid transport due to its low water absorption rate of 0.2 - 0.05 mass percentage and water holding of 3 - 5% and when heated they provide the pressure resistance.[1]

The Pressure resistance and microclimate qualities of spacer fabrics provide excellent air-permeability and thermo-regulation that prevents sweating and overheating of the skin. They can be used as compression bandages, supports for the prevention of pressure sores in beds and operating rooms, for decreasing pressure peeks in bed coverings, for shoes, or opeatng tables, for wheel chairs and prevention of chronic wounds.[2]



Fig. 1. Spacer fabrics – two textile areas are interconnected by pol filaments encouraging a directed liquid and heat transport. ***a*** Scanning microscopy of spacer fabrics demonstrating the monofil filaments interconnecting the textile areas. ***b*** Details of the pol filament construction. ***c*** Schematic presentation.

---

[1] Eiser P. Harch K. Wigeon-Albert (eds): "Textiles and the Skin" Curr Probl Dermal. Basel, Karper, 2003, vol 31, pp 62 - 97

"Functional Textiles in Prevention of Chronic Wounds, Wound Healthing and Tissue Engineering" U. Walloon, Department of Dermatology and Dematological Alargogy. The Friedrich Schillier University of Jena; M. Hide, W Muller-Litz, D. Obenauf, Textile Research Institute Thuringia-Vogtland e.V., Grease, Germany; and J. Ashcan, PO Box 37, Kenmore, QED Australia

[2] ibid.

Danish Medical Bulletin - No. 1 February 2008. oVI. 55 pages 72-77, "Advanced Textile Materials and Bioopolymers in Would Management " by Salvirija Petrulyte, Doctor (Technological Sciences), Associated Professor

EPIC and the Company for over two years have been developing products made with ***AcuFAB®***, identifying market segments for those products, attempting to develop brand awareness by distributing samples, obtaining testimonials from users of the products, and identifying methods of distribution for those products. It has been during this time that we have learned that ***AcuFAB®*** is a unique space fabric that can be used to make many established products that can be sold in healthcare, and consumer markets.

EPIC and the Company have developed several websites to market some of the products. The websites include www.epicistore.com, www.acufabric.com, www.acupads.com, and www.acufabinsoles.com. The result has been limited cash sales due to lack of funds for marketing and advertising.

AcuFAB® as a space fabric has a unique and proprietary design and architecture. Unlike typical spacer fabrics which have a top and bottom fabric it is the ***AcuFAB®*** hsno top. Its architecture consists of 100% polyester yarn knitted into alternating ridges and channels both of which form the bottom. The ridges are rigid spacer fibers which provide limited pressure points against the bodies surface tissues. The ridges provide a pressure resistance and a directed transport of fluids from the bodies surface tissues and makes possible the transport of heat. There is no top to restrict air flow. With no top and being a knitted fabric there is significant natural air permeability. It is the transport of fluids and heat through the channels and around the ridges that creates a microclimate. The ridges are also designed to apply pressure against the acupressure points giving a natural gentle massage effect. The ridges never lose their shape, cave in or matt. The channels apply no pressure against the body's surface tissues allowing for micro-climate features with natural air-permeability preventing overheating and sweating of the skin. This means more blood carrying oxygen reaches the body's surface tissues and there is a natural air flow within the fabric that helps maintain a more temperate body temperature. Another feature for the ***AcuFAB®*** acupressure spacer fabric is that it is machine washable and machine dry-able.



Fig. 2 AcuFAB® is made with 100% polyester fibers, with restrictive ridges and micro-climate channels.

The ***AcuFAB®* Pressure Overlay** and support surface is a unique, new, and simple sleep surface.that provides sleep comfort allowing for a restful sleep which results in less stiffness when getting up in the morning. The **AcuFAB® Pressure Overlay** and support surface are sized to fit any bed and can be used under or on top of a bed sheet with the ridges facing up from the bed. Fig. 2 is a photo of the California King Size **AcuFAB® Pressure Overlay.** The pressure overlay is machine washable and machine dry-able.

The ***AcuFAB®* Insoles** are unique, new, and a simple approach that gives comfort while it reduces foot fatigue. On the back of the insoles is a 100% polyester foam to kept the insoles from slipping and provide more cushion. The insoles are machine washable and machine dry-able.

The ***AcuFAB®* Seat and Chair Pads** are unique, new, and a simple approach that allows comfort for longer periods of sitting and has a cooling effect on hot days and a warm effect on cool days. On the back of the seat and chair pads is a 100% polyester foam to kept the chair and seat pads from slipping and provide more cushion. The seat and chair pads are machine washable and dry-able.

The ***AcuFAB®* Baby Crib Pads** are unique, new, and a simple approach to provide babies with a comfortable surface to sleep and play in. The baby crib pads are machine washable and machine dry-able.

The ***AcuFAB®*** **Yoga Mat** is a new unique and simple approach to provide users with less fatigue while working out. On the back of the yoga mat is a 100% polyester foam to kept the yoga mat from slipping and provide more cushion. The yoga mat are machine washable and dry-able.

The ***AcuFAB®*** **Acupressure Mat** is a new unique and simple approach to provide users with a gentle message.On the back of the acupressure mat is a 100% polyester foam to kept the acupressure mat pads from slipping and provide more cushion. The acupressure mat are machine washable and dry-able.

Market

During the last 3 years we have identified consumer market segments. These are substantial, existing market segments in which we are making contacts with manufacturers of products who could use ***AcuFAB®*** in their consumer products. The Company is also making contacts with third-party companies and individuals that distribute and sell our type of products directly to consumers, and have established websites to directly sell products to consumers.

The Company has experienced few cash sales of its products, but has provided institutions and individuals with samples for evaluation and acceptance.

Research And Development, Environment

The Company has spent no amount of cash or other consideration for research and development and has incurred no such costs. Our operations will have no effect on the environment which would require us to comply with any environmental laws.

Government Regulation

We are not and do not plan to conduct any business or sell products that would require government or FDA regulation.

Employees And Labor Relations

The Company has one full time and one part time employee and is not subject to any labor contracts.

Material Shortages

EPIC Corporation purchases the ***AcuFAB®*** fabric from the textile mill that developed the fabric and because of the special technology and know-how of the mill, it is our sole source of supply for the fabric. The mill is a long established, stable and financially strong textile mill. The fabric is made of 100% polyester which is purchased by the mill. They purchase large quantities of polyester for other fabrics produced for other customers. Polyester is a synthetic polymer that is used in a variety of different products and is produced through out the world.

Cyclicality

The ***AcuFAB®*** products are basic commercial and consumer products which are not subject to major cyclical variations.

Competition

The business in which we plan to engage is highly competitive, and is composed of may companies which are well financed and have a performance history.

Facilities

The Company is sharing office space with EPIC and pays no rent. At this time the Company requires no warehousing or production facilities.

PLAN OF OPERATION

The Company's plan of operation for the next 12 months consists of the following:

1. The Company will build its equity by reducing its capital debt with the offering. This will be accomplished within 30 days of the effective date of the offering.

2. The Company's focus, for the next 12 months, will be on developing joint ventures with multiple individuals and enterprises that have the experience and contacts to sell the ***AcuFAB®*** pressure overlays and ***AcuFAB®*** insoles. We have made contact with several parties that have expressed an interest in a joint venture, but to date no agreement has been reached. When an agreement is reached, if at all, the first to agree should be within the next three months. No funds from the offering will be required in seeking or engaging in the joint ventures. The joint ventures are for the distribution and direct sales by them of the ***AcuFAB®*** products without the use of any offering funds.

3. No funds from the offering are required for the purchase of the ***AcuFAB®*** products for the initial sales of those products. EPIC has an inventory of fabric on hand and when required will purchase the fabric from the mill that produces the fabric. EPIC arranges for and pays for the production of the ***AcuFAB®*** products with independent contractors who will also inventory the products and ship the products on receipt of sales orders from EPIC. The Company will make a purchase order with EPIC for products for which the Company has received a purchase order from its customer. EPIC will then send a shipping order to the independent fulfillment center which will ship the order. At the same time as EPIC sends the shipping order to the independent fulfillment center, EPIC will send an invoice to the Company for the Company's purchase price of the product, and the Company will then make out and send an invoice to its customer. When the customer pays the Company's invoice the Company will pay EPIC's invoice.

4. The Company to make direct sells, to promote its brand, to advertise and to market the ***AcuFAB®*** products will incur substantial costs. These activities will require at least $100,000 in cash from the offering or from the exercise of warrants. None of the described activities in this paragraph will start until the Company has the necessary funding to start, which is estimated to be in six to nine months from the effective date of the offering. To obtain $100,000 in cash the Company must sell at lease 4,000 Units for cash. If the can not sell 4,000 Units for cash it will continue its efforts to seek independent sales representatives, distributors and OEM manufacturers of our products.

USE OF PROCEEDS

Based on a public offering price of $25.00 per Unit for the 60,000 Units, we will receive $1,500,000 in cash and/or non-cash consideration if the maximum number Units are sold and the sales are all made by our management and none by NASD broker dealers (who could receive a ten percent [10% commission on sales made by them]. The following table illustrates the allocation of proceeds from the offering if 10%, 25%, 50%, 75% and 100% the maximum number of Units are sold:

	ASSUMING				
	Sales of 6,000 Units	**Sales of 15,000 Units**	**Sales of 30,000 Units**	**Sales of 45,000 Units**	**Sales of 60.000 Units**
Total Offering	$150,000	$375,000	$750,000	$1,125,000	$1,500,000
Offering Expenses	50,000	50,000	50,000	50,000	50,000
Exchange for Indebtedness	95,000	320,000	695,000	1,070,000	1,300,000
Advertising Marketing	0	0	0	0	100,000
General & Administrative	5,000	5,000	5,000	5,000	50,000
Total	$150,000	$375,000	$750,000	$1,125,000	$1,500,000

Funds received from the sell of Units will first be used to provide funds first for ongoing General and Administrative costs, second to provide for the ongoing Advertising and Marketing costs and last the Offering Expenses. The Company if within 90 days after the effective date of this offering has not sold sufficient Units to provide for the General & Administrative and Advertising Marketing costs, shall have the right to sell or exchange Units for the offering expenses in the amount of $50,000.

The Company's indebtedness as of September 30, 2014, includes: (1) A convertible note for $200,000 issued by the Company to R Tucker & Associates, Inc., in redemption of 1,000,000 shares of the Company's common stock in September 2009, with 10% interest per annum, with principal and interest due December 31, 2014. The accrued interest is $131,107 as of September 30, 2014. This promissory note was assigned to the Tensleep Trust by R Tucker & Associates, Inc., on July 14, 2013. (2) A convertible note for $10,000 issued by the Company to the Tucker Community Trust dated December 31, 2011, for cash loaned to the Company with 10% interest per annum, and principal and interest due January 31, 2015. The accrued interest is $3,750 as of September 30, 2014. (3) A promissory note in the amount of $1,000,000 issued by the Company to American H & W Corp dated September 22, 2013, with 7.5% interest per annum, and principal and interest due March 31,

2017. Interest to September 30, 2015 has been waived. (4) $1,500 in cash was loaned to the Company by EPIC Corporation in February 2012, and there is no interest or due date provided for this loan. (5) $10,000 in cash was loaned to the Company by Land & Realty, LLC on September 30, 2014, and there is no interest or due date provided for this loan. The total indebtedness is $1,356,357, $1,221,500 in promissory notes and loans and $134,857 in accrued interest.

The Company will sell or exchange 52,000 Units ($1,300,000) to discharge $1,221,500 in promissory notes and $78,500 in accrued interest. Pending application of cash proceeds as described above, the Company intends to invest the net cash proceeds of this offering in investment-grade, short-term securities according to Rule 15c2-4 as promulgated under the Exchange Act. No NASD member or any affiliated, associated, or related person will receive a commission on the net proceeds from the sale of the Units through repayment of or cancellation of indebtedness.

CAPITALIZATION

The following table sets forth the capitalization of the Company (i) as of September 30, 2014, and (ii) as adjusted to reflect the sale by the Company of a maximum 60,000 Units at an assumed public offering price of Twenty-five Dollars ($25.00) per Unit less the offering costs of $50,000, excluding the exercise of the Series A through Series D warrants that have been exercised. This table should be read in conjunction with the Financial Statements and related notes thereto included elsewhere in this Offering Circular.

	September 30, 2014			
		Adjusted		
	Actual	50% Units Sold	75% Units Sold	100% Units Sold
Debt	1,210,000	515,000	140,000	0
Shareholders' equity (deficit)				
Shares of Common Stock issued & outstanding	20,000,000	23,000,000	24,500,000	26,000,000
Capital Account - Stated Value of $0.01 per share	200,000	230,000	245,000	260,000
Additional Paid-In Capital[1]	350,328	1,020,328	1,380,328	1,740,328
Accumulated Deficit	(892,482)	(892,482)	(892,482)	(892,482)
Total Shareholders' Equity	(342,154)	357,846	732,846	1,107,846
Total Capitalization	867,846	872,846	872,846	1,107,846

1 The additional paid-in capital is calculated by deducting the value of units sold less the Stated value of the Offering shares issued less the cost of the offering costs plus actual value:

50% sold is 750,000 - 30,000 - 50,000 + 350,328 = 1,020,328
75% sold is 1,125,000 - 45,000 - 50,000 + 350,328 = 1,380,328
100% sold is 1,500,000 - 60,000 - 50,000 + 350,328 = 1,740,328

DILUTION

The net tangible book value of the Company on September 30, 2014, was ($342,154), or ($0.017) per share of Common Stock ((342,154)/20,000,000=(0.017)) before the offering. "Net tangible book value" per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sales of the offering by the Company of the 30,000, 45,000 and 60,000 Units offered hereby at a public offering price of $25 per Unit or $0.25 per share, the pro forma net tangible book value after the offering, but before the exercise of all warrants for each of the assumed units sold would respectively be $357,846 or $0.0156 per share (357,846// 23,000,000 = 0.0156), $732,846 or $0.0299 per share (732,846/24,500,000 - .0299), and $1,107,846 or $0.0426 per share (1,107,846/26,000,000 = .0426). This represents an immediate increase in net tangible book value respectively of $0.0326 per share, $0.0469 per share, and $0.0596 per share to existing stockholders and a decrease respectively of $0.2344 per share, $0.2201 per share, and $0,2074 pre share to the purchasers of the units.

	Offering		
	30,000 Units	45,000 Units	60,000 Units
Assumed initial public offering price per share	$0.25	$0.25	$0.25
Net tangible book value before offering	-0.017	-0.017	-0.017
Pro forma net tangible book value after offering	0.0156	0.0299	0.0426
Increased book value per share attributable to new investor	0.0326	0.0469	0.0596
Net tangible book value dilution to new investors	0.2344	0.2201	0.2074

The following table sets forth, on a pro forma basis as of September 30, 2014, the number of shares of Common Stock purchased from the Company (it does not assume a conversion of the outstanding Series A through Series D Warrants to Common Stock), the total consideration and the average price per share paid by the existing holders of Common Stock, and the price to be paid by the new investors (assuming an initial public offering price of $.25 per Unit which is allocated to the share of common stock within the Unit before deducting the underwriting discounts and commissions and estimated offering expenses).

	Shares Purchased		Total Consideration Paid		Average Price
	Number	Percent	Amount	Percent	Per share
Existing Shareholders	20,000,000	86.96%	695,328	48.11%	0.03
New Investors	3,000,000	13.04%	750,000	51.89%	0.25
Total	23,000,000	100%	1,445,328	100.00%	
Existing Shareholders	20,000,000	81.63%	695,328	38.20%	0.03
New Investors	4,500,000	18.37%	1125000	61.80%	0.25
Total	24,500,000	100%	1820328	100.00%	
Existing Shareholders	20,000,000	76.92%	695,328	31.67%	0.03
New Investors	6,000,000	23.08%	1,500,000	68.33%	0.25
Total	26,000,000	100%	2,195,328	100.00%	

MANAGEMENT

The directors and executive officers of the Company are set forth below.

Name	Position
Ronald S. Tucker	Director, Chairman, Chief Executive Officer, President and Chief Financial Officer
Leticia I. Tucker	Director, Secretary/Treasurer

Ronald S. Tucker, 75, since 2006 has been the Chief Executive Officer, Chief Financial Officer and Director, and founder of Company, and holds similar positions with EPIC Corporation (OTC:EPOR) formerly Tensleep Corporation (OTC: TENS) since 1997. Mr. Tucker was also the founder and former officer and director of Tensleep Technologies, Inc. (OTC:TNSP), which is now Commodore International, Inc. (OTC:CDRL) Since 1990, to present, Mr. Tucker was the founder has been and now is the President and a director of R Tucker & Associates, Inc, a financial and corporate development consulting firm. Mr. Tucker is a graduate of the University of California at Los Angeles where he received a Bachelor of Science while majoring in finance and accounting. Mr. Tucker is also a graduate of the Loyola University School of Law. Mr. Tucker is the husband of Leticia I. Tucker and a member of the California and Texas Bar Associations.

Leticia I. Tucker, 72, since 2006 is a Director and is the Secretary/Treasurer of the Company and holds similar positions with EPIC Corporation since 1997. She is the wife of Ronald S. Tucker, and for more than ten years has provided accounting and financial services for various small businesses.

Each director serves for a term of one year and is subject to reelection at the annual meeting of shareholders.

Compensation

Our two officers and directors, during each year, to conserve capital, have agreed to work for no compensation. At the end of each fiscal year the Board of Directors will review the financial results of the Company to determine whether to enter employment agreements with the officers and establish compensation for the directors for the following year.

Employment Agreements

The Company at this time has not entered into an employment agreement with any of the officers or directors. The management does not believe that an agreement will be entered into until after September of 2016.

Limitation of Liability and Indemnification

Our Bylaws provide that the Company will indemnify its Directors and officers to the fullest extent permitted by law against certain losses which may be incurred in connection with any proceeding which arises by reason of the fact that such person is or was an agent of the Company. The Company believes that indemnification under the Bylaws covers at least negligence and gross negligence by an indemnified party, and permits the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay those advances if it is ultimately determined that the indemnified party is not entitled to indemnification.

In addition, our Articles of Incorporation provide that, pursuant to Colorado law, our Directors shall not be liable to the Company or its stockholders for monetary damages for and act or omission in the Director's capacity as a Director. This does not eliminate or limit the liability of a Director to the extent the Director is found liable for a breach of the Director's duty to loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, or a knowing violation of the law, for actions leading to improper personal benefit to the Director and for an act or omission for which the liability of the Director is explicitly provided by applicable statute. The provision also does not affect a Director's responsibilities under any other law, such as federal securities laws or state and federal environmental laws.

BENEFICIAL OWNERSHIP

As of September 30, 2014, we had 20,000,000 shares of its Common stock issued and outstanding. The following schedule tabulates holders of Common Stock of the Company by each person who holds of record or is known by Management of the Company to own beneficially more than five percent (5%) of the Common Stock outstanding before the Offering and estimated after the Offering from an expected exchange of Units in cancellation of debt and by all Officers and Directors of the Company Individually, and as a group. The Shareholders listed below have sole voting and investment power.

Ownership

Class	Name / Address	Amount Owned Before The Offer	Amount Owned After The Offering[4 5 6]	Percent Of Class
Common	EPIC Corporation[1] -- Parent Company 1623 Tradewinds Lane Newport Beach, CA 92660	15,000,000	15,006,000	57.72%
Common	American H & W Corp.[2 3] 107 E. 7th Street, Suite 4375 Cheyenne, WY 82001		4,000,000	15.38%
Common	Tensleep Trust[7] 12 Mount Havelock Douglas, Isle of Man, IM1 2QG		1,099,000	4.23%
	Tucker Community Trust[7] 1623 Tradewinds Lane Newport Beach		55,000	0.21%
	Land & Realty, LLC[7] 19250A Benson Lane Fort Bragg, CA 95437		40,000	0.15%
	Officers and Directors as a group (2)	1,000,000	1,055,000	4.06%
	Total Issued and Outstanding	20,000,000	26,000,000	81.75%

[1] Ronald S. and Leticia I. Tucker are officers and directors of EPIC Corporation and hold the power to vote its stock.
[2] Ronald S. Tucker is an officer and director of American H & W Corp and hold the power to vote its stock.
[3] R Tucker & Associates, Inc., the Trustee of the Tensleep Trust has the power to vote a total of 5,099,000 shares of the Company's common stock owned directly and beneficially by Tensleep Trust. Ronald S. Tucker, Jr., Ronald S Tucker, Sr, as to only officers and directors of the R Tucker & Associates, Inc. as representatives of R Tucker & Associates, Inc., may vote and dispose of shares attributable to R Tucker & Associates, Inc.

[4] The following shares were issued to the indicated parties in the discharge of for an indebtedness as indicated as follows:

6,000	EPIC Corporation	$1,500	- 1,500 Cash Loaned
4,000,000	American H & W Corp	$1,000,000	- 1,000,000 One Time License Fee
1,099,000	Tensleep Trust	$274,750	- 200,000 Promissory Note 74,750 Interest
55,000	Tucker Community Trust	$13,750	- 10,000 Promissory Note 3,750 Interest
40,000	Land & Realty, LLC	$10,000	- 10,000 Cash Loan

[5] Post the Offering a total of 6,000,000 will be issued and 24,000,000 Warrants to purchase 24 Million Shares of Common stock will be issued. A total of 52,000 Units are estimated to be issued to discharge $1,300,000 of indebtedness, $1,000,000 for a one time license fee, $221,500 promissory notes and loans and $78,500 in accrued interest.

[6] Qualifying Series A - D Warrants after the Offering are held by the following entities and by Ronald S. Tucker and Leticia I. Tucker as beneficial owners.

	Warrants
EPIC Corporation	24,000
American H & W Corp	16,000,000
Tensleep Trust	4,396,000
Tucker Community Trust	220,000
Land & Realty LLC	160,000
Total Warrants	20,800,000
Ronald S Tucker & Leticia I. Tucker own beneficially	231,236

[7] Tensleep Trust is a discretionary trust whose beneficiaries are Ronald S. Tucker, Leticia I. Tucker, Ronald S. Tucker, Jr., Adriana L. Tucker, and any grandchildren of Ronald S. and Leticia I. Tucker, and several non-profit institutions. None of the beneficiaries have an ownership interest.

Tucker Community Trust is a revocable trust with Ronald S. Tucker & Leticia I. Tucker trustees and beneficial Owners of 55,000 shares.

The beneficial owners of Land & Realty LLC., are the Tucker Family Trust and Pollyanna Partners on a 85.96 - 14.04% basis, respectively. The Tucker Family Trust is a discretionary trust whose trustee is Ronald S. Tucker, Jr., and the beneficiaries are Ronald S. Tucker Leticia I. Tucker, Ronald S. Tucker, Jr., and Adriana L. Tucker, with no one person having an ownership interest. Pollyanna Partners is a general partnership between Ronald S. Tucker and Polly Leason on a 50 - 50% basis.giving Ronald S. Tucker the beneficial ownership of 34,384 shares of the Company's common stock.

Directors & Officers

Class	Name / Address	Amount Owned Before The Offer	Amount Owned After The Offering	Percent Of Class
Common	Ronald S. Tucker[1] 1623 Tradewinds Lane Newport Beach, CA 92660	16,000,000	21,234,384	81.67%
Common	Leticia I. Tucker[1] 1623 Tradewinds Lane Newport Beach, CA 92660	16,000,000	21,160,000	81.38%
	Officers and Directors as a group (2)	16,000,000	21,234384	81.67%
	Total Issued and Outstanding	20,000,000	26,000,000	100.00%

[1] Ronald S. and Leticia Tucker after the Offering direct control of voting and disposition of 1,055,000 shares of common stock and indirect control of voting and disposition of 15,006,000 of common stock owned by EPIC, 4,000,000 shares owned by American H & W Corp, 1,099,000 shares owned by Tensleep Trust and Ronald S. Tucker has indirect control of 74,384 shares owned by Land & Realty LLC.

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of 150,000,000 authorized shares of common stock, with no par value per share ("Common Stock") and 10,000,000 authorized and unissued shares of preferred stock.

Common Stock

The holders of shares of Common Stock have no preemptive rights to maintain their respective percentage ownership interests in the Company or other subscription rights for other securities of the Company. Shares of Common Stock are not redeemable or subject to further calls or assessments. The holders of shares of Common Stock are entitled to share pro rata in dividends, if any, as may be declared by the Board of Directors of the Company. The dividends are to be paid out of funds legally available for that purpose. Dividend Policy is subject to the prior rights of holders of shares of Preferred Stock, if any, upon liquidation, dissolution and winding up of the Company, holders of shares of Common Stock are entitled to share ratably in the net assets available for distributions to such holders.

Holders of Common Stock are entitled to vote upon all matters submitted to a vote of the stockholders of the Company and shall be entitled to one vote per share held, except in the election of directors where the holder shall be entitled to one vote per share held times the number of directors to be elected. Generally, the vote of the majority of the shares represented at a meeting of the stockholders and entitled to vote is sufficient for actions that require a vote of the stockholders.

Preferred Stock

The Board of Directors is authorized, without any further action by the shareholders, to issue Preferred Stock from time to time in such series, in such a number of shares and with such dividend, redemption, liquidation, voting, conversion, sinking fund and other rights as the Board shall establish.

The board of directors has authorized to issuance 8,000,000 shares of a Series A 5% Convertible Preferred Stock, but at this time no shares have been issued and non are outstanding.

Warrants

The Company is offering four series of warrants each consisting of 6,000,000 warrants. The four series include Series A, B, C and D warrants exercisable into one share of common stock. The exercise prices for the Series A through D Warrants, are $0.075, $0.10, $0.15, and $0.20 per share, respectively; and their expiration dates are respectively 24, 36, 48, and 60 months starting with the effective date of this offering. The total number of shares underlying the warrants are 6,000,000 shares for each series for a total of 24,000,000 shares. The warrants may be exercised for cash or the cashless exchange of the Company's common and/or preferred stock. The exchange rates of the common or preferred stock would be determined by the board of directors at the time of the exchange based on the market value of the common stock or the reasonable and fair value of the common stock as determination by the board of directors at the time of the exchange. The exercise of the warrants will dilute the existing shareholders of the company, and the exercise of warrant's with an exchange of the Company's common or preferred stock will result in further dilution of shareholders and fail to provide additional capital to the Company, **The offering of the common stock underlying the warrants is a continuous offering.**

The Transfer Agent and Registrar for the Common Stock will be Corporate Stock Transfer located at 3200 Cherry Creek Drive South, Suite 430, Denver, CO 80209. Its telephone number is (303) 282-4800.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, provided all the Units are sold the Company will have outstanding 26,000,000 shares of its Common Stock, before the exercise of any warrants. All Common Stock mad Warrants offered hereby and the underlying 24,000,000 shares for the Series A through Series D Warrants will be freely transferable without further restriction or registration under federal securities law except for any securities bought by an "affiliate" of the Company as that term is defined by Rule 144 as promulgated in the Securities Act of 1933, as amended (the "Act"). All restricted shares of Common Stock held by existing shareholders may not be sold without registration under the Act unless an exemption from registration is available, including an exemption contained in Rule 144. The offering of the common stock underlying the warrants is a continuous offering.

In general, the safe harbor provided under Rule 144, as currently in effect, depends on whether or not the issuer of the securities was for 90 days immediately before a sale of a restricted security, subject to the reporting requirements of section 13 and 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") ("Reporting Company"), and whether or not the person selling the securities is an affiliate of the issuer, or within the last 90 days was an affiliate, or sells the securities for the account of an affiliate, or sells for the account of a person who was an affiliate for 90 days immediately before the sale ("Affiliate").

If the issuer is a Reporting Company and the person selling restricted securities is not an Affiliate and is doing so for his own account shall not be considered an underwriter of those securities within the meaning of section 2(a)(11) of the Act

("Statutory Underwriter") if there is adequate current public information available with respect to the issuer of the securities[3], and a minimum of six months has elapsed since the acquisition date and any resale of such securities by the acquirer or any subsequent holder of those securities[4]; however, Rule 144(c)(1) will not apply if the seller in not an Affiliate and a period of one year has elapsed since the acquisition from the issuer or an affiliate and the resale of the securities[5].

If the issuer is not a Reporting Company and the person selling restricted securities is not an Affiliate and is doing so for his own account, he shall not be considered a Statutory Underwriter if a minimum of one year has elapsed since the date of the acquisition of the securities and the date of the resale of the securities[6].

Whether or not the issuer is a Reporting Company, and affiliate or any person who was an affiliate at any time during the 90 days immediately before the sale of restricted securities, or person who sells restricted or any other securities for the account of an affiliate or for the account of a person who was an affiliate at any time during the 90 days immediately before the sale, shall be deemed not to be a Statutory Underwriter of those securities if[7]:

- There is adequate current public information available about the issuer[8];
- If the issuer is a Reporting Company, a minimum of six months must elapse between the purchase date and the resale date by the acquirer or the subsequent holder of the securities[9], or
- If the issuer is not a Reporting Company, a minimum of one year must elapse between the purchase date and the resale date[10];
- if the securities sold for the account of an Affiliate whether or not those securities are restricted, the amount of securities sold, together with all sales of securities of the same class for the preceding three months are not to exceed, in general, the greater of one percent of the shares outstanding, the average weekly reported volume of trading in such securities on all national securities exchanges during four calendar week before a notice of sale, order given to a broker or the date of execution with a market maker[11];
- The securities are sold through a brokers' transaction or a transaction directly with a market maker[12],
- The seller does not solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transaction, or make a payment in connection with the offer or sale of the securities to any person other than the broker or dealer who executes the order to sell the securities[13];
- The brokers' transaction does no more than execute the order or orders to sell as agent for the person whose account the securities are sold, only receives customary broker's commission, and neither solicits nor arranges for the solicitation of customers' orders to buy the securities in anticipation of or in connection with the transaction[14]; and
- The seller must have a bona fide intention to sell the securities with in a reasonable time after filing Form 144 concurrently with either the placing with a broker or an order to execute a sale with a market maker of a sale if the securities to be sold during any three months exceeds 5,000 shares or has an aggregate sale price more than $50,000[15].

Before this offering, there has been no public market for any of the Company's securities and no assurance can be given that any such market will exist or develop upon completion of this offering or, if developed, will be maintained. The Company cannot predict the effect, if any, that sales of restricted securities or the availability of such securities for sale will

---

[3] Rule 144(c)(1)

[4] Rule 144(d)(1)(i)

[5] Rule 144(b)(1)(i)

[6] Rule 144(b)(1)(ii)

[7] Rule 144(b)(2)

[8] Rule 144(c)(1)

[9] Rule 144(d)(1)(i)

[10] Rule 144(d)(1)(ii)

[11] Rule 144(e)(1)

[12] Rule 144(f)(1)

[13] Rule 144(f)(2)

[14] Rule 144(g)

[15] Rule 144(h)

have on any market prices prevailing from time to time for the Company's securities. Nevertheless, sales by existing security holders of substantial amounts of the Company's securities, including securities offered hereby, could adversely affect prevailing market prices for the Company's securities if and when a market exists or develops. None of the holders of any shares of Common Stock is entitled to any registration rights. See Plan of Distribution -- Marketing Arrangements

PLAN OF DISTRIBUTION

Offering of Units

The Offering will expire at 5:00 p.m. Denver, Colorado time, on November 30, 2015, (the "Expiration Date"). **The Company reserves the right to terminate the Offering prior to the Expiration Date.**

The minimum purchase amount in this offering is 100 Units. All purchases will be subject to such minimum and all other terms and conditions, including the right of the Company, in its sole discretion, to reject any subscriptions for Units in whole or in part.

The Company's Board of Directors may issue all or part of the Units, in the exercise of its discretion, for non-cash consideration from independent third parties, officers, directors or affiliated parties. There is no limit on the amount of units that may be issued in exchange for non-cash consideration. Non-cash consideration is limited to include the cancellation of indebtedness for debts validly incurred, the license of or purchase of technology, products, brand names,, synergistic products and for money loaned, advanced, or incurred on behalf of the Company. At the current time other than our current debt no other non-cash consideration has been identified. The acceptance of non-cash items will be evaluated by the Board of Directors on any basis which the board deems appropriate and fulfills their responsibilities as directors. The aggregate value of non-cash consideration will be established by *bona fide* sales of that consideration made within a reasonable time, or, without sales, on the fair value or reasonable value as determined by the board of directors as a prudent purchaser.

The extent that Units are sold for non-cash consideration the Company reduces the amount of funds it will receive to be used for paying for operational costs and for advertising and marketing of its products which will have a material effect on the Company's growth.

The impact on not receiving cash from the sale of Units in whole or in part will not impair the Company's ability to operate at its current development stage. The offering is to reduce debt and increase equity, provide funding with cash sales and the exercise of warrants and provide for the acquisition of technology and funding for joint ventures with third parties for the marketing and sales of the Company's products.

Officers of the Company will be available to answer questions about the Offering and may also hold informational meetings with interested persons. Such officers and directors will not be permitted to make statements about the Company unless such information is also set forth in the Offering Circular, nor will they render investment advice. All purchasers of the units offered hereby will be instructed to send payment directly to the Company. See Method of Payment for Subscriptions

The Series A through D Warrants acquired in the Offering will be freely transferable, except as described in the section entitled "Shares Eligible For Future Sale." In addition, under National Association of Securities Dealers, Inc. ("NASD") guidelines, members of the NASD and their associates are subject to certain restrictions on transfer of securities purchased according to this Offering and to certain reporting requirements upon purchase of such securities. The warrants may be exercised for cash or the cashless exchange of the Company's common and/or preferred stock. The exchange rates of the common or preferred stock would be determined by the board of directors at the time of the exchange based on the market value of the common stock or the reasonable and fair value of the common stock as determination by the board of directors at the time of the exchange. **The offering of the common stock underlying the warrants is a continuous offering.**

The Units are being offered on a direct participation best efforts basis by the Company when, as and if issued. The Units are offered subject to: (1) prior sale, receipt and acceptance by the Company; (2) to withdrawal, cancellation or modification without notice; and (3) certain other conditions. The Certificates representing the Shares will be delivered by the Company's transfer agent. The Company reserves the right to reject orders in whole or in part. No escrow, trust or similar arrangement is being provided in the sale of these securities. The funds will be deposited to the Company's general account upon receipt. No funds will be returned to customers under any circumstances. The Company may agree to issue to persons who introduced potential investors a "finders fee" in an amount up to 10% of the price of each Unit purchased by the investor. The Company has agreed to indemnify its directors, officers, employees and will agree to indemnify participating broker dealers against civil liabilities, including liabilities under the Securities Act of 1933 (the "Act"). **The Company may sell Units to the officers, directors and affiliates of the Company.**

If the Company makes any arrangements with a broker-dealer subsequent to qualification, the Company will file a post-qualification amendment to the offering statement identifying the broker-dealer, providing all necessary information, revising the offering circular, and filing the underwriting agreement or selected dealer agreement as an exhibit to the offering statement. In this regard, the broker-dealer would be acting as an underwriter within the meaning of Section 2(11) of the Securities Act of 1933, as amended. Before the involvement of any broker-dealer in the offering, the broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Financing Department.

Marketing Arrangements

The Company may retain a selected broker-dealer registered with the SEC and a member of the NASD, to consult with and advise the Company and to assist in the distribution of shares in the Offering on a direct participation basis. The broker/dealer will have no obligation to take or to purchase any Common Stock. The broker/dealer will assist the Company in the Offering as follows: (1) in conducting informational meetings for subscribers and other potential purchasers: (2) in keeping records of all stock subscriptions: and (3) in organizing and staffing with agents in the Units Sales Center. For such services, the broker/dealer may be paid a financial advisory fee (which is included in the estimated costs and expenses) and will be paid a sales fee equal to 10% of the aggregate Purchase Price of the Units sold in the Offering, other than units purchased by the Company's directors, officers and employees and members of their immediate families. In the event the Company and a selected selling agent agree to employ a broker assisted marketing program, the selling agent shall receive commissions equal to 10% (9% of which shall be sales commission to the broker) of the aggregate Purchase Price of any units purchased in the Offering, other than units purchased by the Company's directors, officers and employees and members of their immediate families. Besides its sales commission, the selling agent may also receive a 2.5% non-accountable expense allowance (which, as mentioned previously, includes the financial advisory fee relating to the sale of the units hereby).

Questions of prospective purchasers will be directed to officers and directors of the Company or the selling agent.

Unit Pricing and Number of Units to be Issued

Prior to this Offering, there has been no public market for the Company's Common Stock and therefore no public market price. The public offering price for the 60,000 Units will be $25 per unit as determined by the Company. Among the factors considered in determining the public offering price were certain financial and operating information of the Company, the future prospects of the Company and its industry in general and the price-earnings ratios, price-book value ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The Company also considered the Company's desire to (i) conduct the Offering in a manner to achieve the widest distribution of the Units, and (ii) to promote liquidity in the Common Stock subsequent to the Offering.

Payment for Subscriptions

Subscribers must, before the Expiration Date, return an original stock order form and certification to the Company, properly completed, together with cash, checks or money orders in an amount equal to the Purchase Price multiplied by the number of units for which subscription is made. Subscriptions which are returned by mail must be received by the Company by the Expiration Date. The Company will immediately deposit all funds in its regular account. Subscriptions which are not received by the Expiration Date or are not in compliance with the order form instructions may be deemed void by the Company. The Company has the right to waive or permit correction of incomplete or improperly executed order forms before the Expiration Date, but does not represent that it will do so.

In addition to the foregoing, if a selected dealer arrangement is utilized, as described above, a subscriber may pay for his units with funds held by or deposited with a selected dealer. If a stock order form and certification are executed and forwarded to the selected dealer of if the selected dealer is authorized to execute the order form and certification on behalf of a subscriber, the selected dealer is required promptly to forward the order form, certification and funds to the Company on or before noon, Denver, Colorado time on the business day following receipt of the order form or execution of the order form by the selected dealer. Alternatively, selected dealers may solicit indications of interest from their customers to place orders for Units. Such selected dealers shall subsequently contact their customers who indicated an interest and seek their confirmation as to their intent to purchase. Those indicating an intent to purchase shall execute order forms and certifications and forward them to their selected dealer or authorize the selected dealer to execute such forms. With the exception of "non-customer carrying broker-dealers", the selected dealer will acknowledge receipt of the order to its customer in writing on the following business day and debit such customer's account on the fifth business day after the customer has confirmed his intent to purchase (the "debit date") and on or before noon, Denver, Colorado time, on the next business day following the debit date will promptly send the order forms, certifications and funds to the Company.

Market for Common Stock

As of September 30, 2014, there were 20,000,000 outstanding shares of Common Stock.

There is no existing market for our Common Stock, and no assurance can be given that an established and liquid trading market for the Common Stock will develop.

The development of a public market that has the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time, over which neither our officers nor any market maker has any control. Accordingly, there can be no assurance that an active or liquid trading market for the Common Stock will develop, or that if such a market develops, it will continue. To the extent permissible under applicable laws, the Company will use its best efforts to assist in the matching of persons who wish to purchase and sell the Company's Stock. There can be no assurance, however, that purchasers and sellers of our Stock can be readily matched and investors should, therefore, consider the potentially illiquid and long-term nature of the securities offered in the Offering. Furthermore, there can be no assurance that purchasers will be able to sell their shares at or above the Purchase Price.

INTEREST OF OTHERS IN CERTAIN TRANSACTIONS

On September 22, 2013, the Company entered into an Exclusive License Agreement with EPIC Health Plc. a corporation formed by Ronald Tucker in July 2013, for the exclusive right to distribute ***AcuFAB®*** and it products in North, Central and South America in exchange for 3,900,000 of the Company's Preferred Stock. Then on March 1, 2014, in a Memo of Agreement - Liquidation ("Memo") EPIC Health Plc, which was to be liquidated, and the Company agreed to terminate and cancel the Exclusive License Agreement of September 22, 2013, and EPIC Health Plc would return the 3,900,000 shares of the Company's Preferred Stock to be cancelled. Then on March 1, 2014, pursuant to the Memo,Tensleep Trust, a discretionary trust, through R Tucker & Associates, Inc., its Trustee, and the Company entered into an Exclusive License Agreement on April 28, 2014 ("New License"), where the Company would have the exclusive rights to distribute ***AcuFAB®*** and its products in North America to consumer market segments and this agreement provided for the License Agreement be considered executed as of September 22, 2013, the date of the original sublicense. The License gives the Company the exclusive right to sell ***AcuFAB®*** and ***AcuFAB®*** products to established consumer consumer healthcare market segments.

The Company under the New License has the right to purchase ***AcuFAB®*** products fabricated by EPIC, fabricate the ***AcuFAB®*** products from fabric purchased from EPIC, to distribute the ***AcuFAB®*** products to distributors, wholesalers and retailers, to sell the ***AcuFAB®*** products directly to consumers through established websites, and sublicense to third parties.

The Company will pay in consideration for the license (1) a one time license fee of $1,000,000 in the form of a promissory note (the note may be paid in all or part with registered securities. Units under this Regulation A offering are considered registered securities of the Company and the note can be paid through issuance of Regulation A securities); (2) one half of any sub-license one time license fee; and (3) a royalty of 10% of Company's net sales of the ***AcuFAB®*** products. The one time license fee of $1,000,000 is to be paid to American H & W Corp the nominee of Tensleep Trust. The 50% of any one time license fee received by the Company and the 10% royalty would be paid to EPIC Corporation. Tensleep Trust is a discretionary irrevocable trust trust and R Tucker & Associates is the Settlor and became the Trustee when the original trustee was dissolved. The principal controlling persons of American H & W Corp are Tensleep Trust its sole shareholder, and Ronald Tucker is the sole officer and director of American H & W Corporation.
$200,000 Promissory Note

The Company was incorporated by R Tucker & Associates, Inc., and in January 2007 issued R Tucker & Associates, Inc. 1,000,000 shares of its common stock for cash of $10,000. The shares were issued under Section 4(2) of the Securities Act of 1933, as amended ("Act").

The Company in September 2009, redeemed 1,000,000 shares of its common stock from R Tucker & Associates, Inc., for the issuance of a promissory note in the face amount of $200,000 convertible into shares of the Company's common stock. The promissory note provide for interests at the rate of 10% and was due on demand or December 31, 2014. Then in July 2013, R Tucker & Associates, Inc., transferred the promissory note to the Tensleep Trust, a discretionary irrevocable trust pursuant to the Declaration of Trust executed by R Tucker & Associates, Inc., and EPIC Trustees Limited. EPIC Trustees Limited was subsequently dissolved and R Tucker & Associates, Inc., became the successor trustee.

On September 30, 2014, the Company wrote off its investments in Tensleep Financial Corporation and Amcor Financial Corporation and EPIC Corporation returned 15,500,000 shares of the Company's common stock for cancellation.

ADDITIONAL INFORMATION

We are not currently a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has filed with the Washington D. C. Office of the Securities and Exchange Commission (the "Commission") a Form 1-A under the Act, with respect to the securities offered hereby. This Offering Circular does not contain all the information set forth in the Offering Statement and the exhibits thereto. For further information concerning this offering and the Company, reference is made to such Offering Statement and related exhibits.

Statements made in this Offering Circular regarding the contents of any contract, agreement or other document filed as an exhibit to the Offering Statement are not necessarily complete, and reference is made to the respective exhibits for a more complete description of the matters involved. The Offering Statement and exhibits may be inspected without charge and copied at the Commission's public reference facilities at 450 Fifth Street N.W., Washington, DC 20549. Copies of such material may be obtained at prescribed fees from the Commission's Public Reference Section at 450 Fifth Street N.W., Washington, DC 20549.

SHAREHOLDERS' REPORTS

The Company intends to furnish to its shareholders annual reports containing audited or un-audited financial statements examined and reported by the Company's independent certified public accountants, quarterly reports for the first three quarters of each fiscal year containing un-audited financial information and such other interim reports as it may from time to time deem appropriate.

STATEMENT OF CONDITION

The accompanying financial statements of the Company have been prepared by management for their use as of the date indicated and have not been audited or reviewed by an independent accountant. They have been prepared on a basis which management believes meets General Accepted Accounting Principals ("GAAP") and are reasonable.

THE REST OF THIS PAGE IS LEFT PURPOSELY BLANK

RX HEALTH CARE SYSTEMS, LTD.
A Development Stage Company

FINANCIAL STATEMENTS

For Years Ending

September 30, 2014 and 2013
(Unaudited)

(From inception March 29, 2006 to September 30, 2014)

RX HEALTHCARE SYSTEMS, LTD.
A Development Stage Company

BALANCE SHEETS
As Of
September 30, 2014 and 2013
(Unaudited)

ASSETS

	2014	2013
CURRENT ASSETS		
Cash	$ 10,000	$ 50
Inventory	4,202	2,700
Total Current Assets	14,202	2,750
OTHER ASSETS		
Investments (Note 7)	-	621,328
License	1,000,000	1,000,000
Total Other Assets	1,000,000	1,621,328
TOTAL ASSETS	$ 1,014,202	$ 1,624,078

LIABILITIES AND STOCKHOLDERS EQUITY

	2014	2013
CURRENT LIABILITIES		
Accounts Payable	$ -	$ -
Accrued Interest	134,857	113,857
Loans Payable (Note 6)	211,500	1,500
Total Current Liabilities	346,357	115,357
LONG TERM LIABILITIES		
Loans Payable – Convertible Notes (Note 6)	1,010,000	1,210,000
TOTAL LIABILITIES	1,356,357	1,325,357
SHAREHOLDERS EQUITY		
Preferred Stock, $0.10 stated value 10,000,000 shares authorized, no shares issued and outstanding		
Common Stock, $0.01 stated value, 150,000,000 shares Authorized, 20,000,000 and 35,500,000 shares issued outstanding as of September 30, 2014 and 2013	200,000	355,000
Additional Paid In Capital	350,328	350,328
Accumulated Deficit from Inception (3/29/2006)	(892,482)	(406,607)
TOTAL SHAREHOLDERS EQUITY	(342,154)	298,721
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 1,014,202	$ 1,624,078

See Accompanying Notes

RX HEALTHCARE SYSTEMS, LTD.
A Development Stage Company

STATEMENTS OF OPERATIONS
For Years Ending
September 30, 2014 and 2013
From Inception 3/29/2006 to 9/30/2014
(Unaudited)

	2014	2013	From Inception
REVENUES			
Product Sales	$ 24,616	$ 9,582	$ 74,110
Consulting Services			1,250
COST OF GOODS SOLD			
Cost of Products	12,588	4,673	40,047
Total Cost of Goods Sold	12,588	4,673	40,047
GROSS PROFIT	12,029	4,910	35,313
EXPENSES			
Advertising	10,527	3,910	38,179
Consulting Services	-	-	69,000
Insurance	-	747	1,249
Miscellaneous	50	737	2,205
Organizational Expense	-	-	50,000
Outside Services	-	1,898	12,648
Utilities	-	- 0	187
Total Expenses	10,576	7,292	173,467
TOTAL OPERATING PROFIT (LOSS)	1,453	(2,382)	(138,154)
OTHER INCOME/(EXPENSES)			
Interest Expense	(21,000)	(31,000)	(158,000)
Gain (Loss) on Asset Write Off	(466,328)	-	(596,328)
Total Other Income/Expenses	(487,328)	(31,000)	(754,328)
NET PROFIT/LOSS	$ (485,875)	$ (33,382)	$ (892,482)

See Accompanying Notes

RX HEALTHCARE SYSTEMS LTD.
A Development Stage Company

STATEMENT OF STOCKHOLDERS EQUITY
From March 29, 2006 to September 30, 2014
(Unaudited)

	Date	Number of Common Shares	Consideration	Common stock	Paid-in capital	Accumulated Profit (Deficit)	Total
Balance at March 29, 2006		$ -		$ -	$ -	$ -	$ -
Section 4(2) Private Placement	Jan 16, 2007	1,000,000	Cash	10,000	-	-	10,000
Qualified Shares Reg A	Aug 5, 2007	520,000	Non-Cash	5,200	124,800	-	130,000
Qualified Shares Reg A	Aug 5, 2007	200,000	Non-Cash	2,000	48,000	-	50,000
Qualified Shares Reg A	Sep 20, 2007	280.000	Cash	2,800	67,200	-	70,000
Section 4(2) Private Placement	Sep 20, 2007	1,000,000	Non-Cash	10,000	14,000	-	24,000
Share redeemed by Corp	Sep 30, 2009	-1,000,000	Non-Cash	-10,000	(190,000)	-	-200,000
Section 4(2) Private Placement	Sep 30, 2009	5,100,000	Non-Cash	51,000	283,550	-	334,550
Section 4(2) Private Placement	Sep 30, 2009		Non-Cash	-	286778	-	286,778
No sale 4:1 Stock Dividend	Oct 1, 2010	28,400,000	Non-Cash	284,000	(284,000)	-	-
Loss from inception 9/30/2011		-		-	-	(350,193)	(350,193)
Balance at 9/30/2011		35,500,000		355,000	350,328	(350,193)	355,135
Loss period ending 9/30/2012		-		-	-	(23,032)	(23,032)
Balance at 9/30/2012		35,500,000		355,000	350,328	(373,225)	332,103
Loss period ending 9/30/2013		-		-	-	(33,382)	(33,382)
Balance at 9/30/2013		35,500,000		355,000	350,328	(406,607)	298,721
Redeem Stock 9/30/2014		-15,500,000		(155,000)			(155,000)
Loss for period ending 9/30/2014		-		-	-	(485,875)	(485,875)
Balance at 9/30/2014		20,000,000		200,000	350,328	(892,482)	-342,154

See Accompanying Notes

RX HEALTHCARE SYSTEMS, LTD.
A Development Stage Company

STATEMENTS OF CASH FLOWS
As Of September 30, 2014 and 2013
From Inception 3/29/2006 to 9/30/2014
(Unaudited)

	2014	2013	From Inception
CASH FLOW FROM OPERATING ACTIVITIES			
Net Income (Loss)	$ (485,875)	$ (33,382)	$ (892,482)
Adjustments to reconcile net loss to net cash provided			
(Decrease) increase by operations:			
Operating Activities:			
Asset Write-offs	466,328	-	596328
Non-cash Operating Expenses	-	-	51182
Inventory	(1,503)	-	(4,202)
Increase (decrease) in liabilities:			
Note Payable	10,000	-	21500
Accrued Interest	21,000	23,107	158,000
Net cash provided (used) by operating activities	9,950	(10,275)	(69,675)
CASH FLOWS FROM FINANCING ACTIVITIES			
Common Stock	-	-	12,800
Paid-in Capital	-	-	67,200
Net cash provided by Financing Activities	-	-	80,000
NET INCREASE (DECREASE) IN CASH	9,950	(10,275)	10,325
CASH, beginning of year	50	10,325	-
CASH, end of Period	$ 10,000	$ 50	$ 10,325
None Cash Transactions:			
License		1,000,000	1,130,000
Notes Payable		(1,000,000)	(1,200,000)
Common Stock	$ (155,000)		(342,200)
Paid In Capital			(283,128)
Investments	$ 155,000		155,000

See Accompanying Notes

RX HEALTHCARE SYSTEMS, LTD.
A Development Stage Company

NOTES TO FINANCIAL STATEMENTS

FROM INCEPTION (March 29, 2006) TO September 30, 2014
(Unaudited)

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

RX HEALTHCARE SYSTEMS, LTD., a Colorado corporation, incorporated in March 2006, but commenced business in January 2007 as a developer, manufacturer and distributor of healthcare products and systems.

Cash and Cash Equivalents

For the purposes of financial statement reporting, the Company considers all liquid investments with maturity of 3 months or less to be cash equivalents.

Property and Equipment, Depreciation and Amortization

Property and equipment obtained in the future through an exchange will be carried at the fair market value of the equipment on the date of acquisition. Property and equipment purchased will be carried at cost as of the date of purchase.

Depreciation and amortization are computed using the straight-line method over the assets' expected useful lives. The useful lives of property and equipment for purposes of computing depreciation are:

Machinery & Equipment	3 years
Software	3 years

Repairs and maintenance are charged to operations when incurred. Costs of betterments, which materially extend the useful lives of the assets, are capitalized. Gains and losses from sales or disposition of assets are included in the statement of operation.

Organization Costs

Organization Costs are carried at the amount charged and are amortized over 5 years.

Fair Value of Financial Instruments

For the Company's financial instruments, the carrying value is considered to approximate the fair value. Cash and accounts payable are settled so close to the balance sheet date that fair value does not differ significantly from the stated amounts.

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of consolidated financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial report purposes and such amounts as measured by tax laws.

Use of estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Adjustments

In the opinion of management the data reflects all adjustments necessary for a fair statement of results for the periods indicated. All adjustments are of a normal and recurring nature.

Revenue Recognition and Costs

The Company recognizes revenues when product is shipped or delivered and cost of products are recognized when received from the vendor.

NOTE 1: History of Company

The Company was incorporated on March 29, 2006, and commenced operations on January 16, 2007. Between January 2007 and September 2009, the Company in conjunction with Tensleep Technologies, Inc., an affiliate of the Company, were commercializing a remote control automatic spraying system for sale to mosquito abatement districts. Then in September 2009, the Company became a consolidated subsidiary of EPIC Corporation, a financial, business and corporate development services company. EPIC reevaluated the Company's business plan and established a new plan to engage in the acquisition in fee and interests in skilled nursing, assisted living and other healthcare facilities; the management of healthcare real estate, and the operation and management of healthcare facilities.

In October 2009, EPIC entered into an agreement to provide financial services to Senior Care Holdings, Inc., for a period of five years, for which Holdings will pay EPIC $600,000 per year, payable $50,000 per month ("Consulting Agreement"). However, Holdings could terminate the agreement at the end of the first year, if EPIC is unable to raise $2,000,000 to be invested in Holdings. EPIC, in October 2009, assigned the Consulting Agreement to the Company.

In December 2009, EPIC and Holdings entered into an agreement ("Master Agreement") to form a master limited liability company ("Master") with the operating and management companies of 10 skilled nursing and assisted living healthcare facilities owned by Holdings, and EPIC would acquire a preferential 50% interest in Master.

In December 2009, EPIC assigned its rights to the 50% interest in Master to the Company, and EPIC formed Master for Holdings was working to raise the $2,000,000 necessary for the purchase of the 50% interest in the profits of the holding company being formed by EPIC for Holdings. EPIC had until September 30, 2010, to raise the capital; at which time the interest in Master would be taken in the name of the Company.

Then in February 2010, a conflict arose between EPIC and Holdings and Holdings withheld payments under the Consulting Agreement and failed to cooperate with EPIC preventing it from raising the $2,000,000 investment provided in the Consulting Agreement, and to raise the $2,000,000 purchase price for the interest in Master.

In July 2010, EPIC was presented an opportunity to import and sell a Sleep Pad. EPIC and the Company investigated potential markets for this product. EPIC placed an order for 100 pieces which was receive in November 2010. It was determined that the cost of importing the product was to high and it would be necessary to find a US provider of the fabric, but none was found.

In 2011, a major textile mill started to reverse engineer the fabric. In October 2011, the development project was complete and in December 2011, EPIC received the first production run. EPIC and the Company through 2012 and 2013, made several healthcare products distribute them to potential users of from many of the users obtained testimonials. During this time EPIC was also conducting product and market research.

NOTE 2: CAPITAL TRANSACTIONS

The Company was incorporated by R Tucker & Associates, Inc., and January 2007 issued R Tucker & Associates, Inc. 1,000,000 shares of its common stock which was paid $10,000 in cash. The shares were issued under Section 4(2) of the Securities Act of 1933, as amended ("Act").

The Company, pursuant to a qualified Reg. A Offering, in August 2007 issued 520,000 investment units representing 520,000 shares and warrants in exchange for the cancellation of the License Fee of $130,000 (See Note 4); 200,000 investment units representing 200,000 shares and warrants for the cancellation of indebtedness for organizational costs relating to the Reg. A Offering in the amount of $50,000; 280,000 investment units representing 280,000 shares and warrants for $70,000 in cash. The warrants were subsequently cancelled.

The Company in September 2007 issued 1,000,000 shares as the prepayment of $24,000 or $0.024 per share pursuant to a management agreement with EPIC Corporation. The shares were issued under Section 4(2) of the Act.

The Company in September 2009 issued 5,100,000 shares of its common stock in exchange for assets owned by EPIC. The shares were issued under Section 4(2) of the Act. The Company also redeemed 1,000,000 shares of its common stock from R Tucker & Associates, Inc., for the issuance of a promissory note in the face amount of $200,000 convertible into shares of the Company's common stock.

In October 2010 the company declared a stock dividend of 4 shares for each one share issued and outstanding.

The Company on September 30, 2014, redeemed 15,500,000 shares of its common stock and from the parent company and wrote off it investments in Tensleep Corporation and Amcor Financial Corporation for a loss of $466,328.

NOTE 3: QUALIFIED AND NON QUALIFIED STOCK OPTION PLANS

The Company in 2007 established a stock option plan pursuant to Section 422A of the Internal Revenue Code. The plan has yet to be defined other than the reserving of 1,000,000 shares of common stock for such a plan. No options were ever granted under this plan and there are no options currently issued and outstanding.

The Company in 2007 also adopted a non-incentive stock option plan. This plan grants options that can be exercised at a specified price. The Company has reserved 1,000,000 shares of common stock for this plan. No options were ever granted under this plan and there are currently no options issued and outstanding.

NOTE 4: LICENSE AGREEMENT

The Company in April 2007 entered into a license agreement with Tensleep Corporation, an affiliate of the Company, for the non-exclusive right to use its intellectual property for wireless radio receivers and transmitters, timers and control devices in the integration of remote controlled automatic spraying systems that will be used to spray disinfectants, insecticides, and deodorizers indoors and outdoors, and to, but not limited to, sanitize an area or provide for insect abatement. The License agreement provides for the Company to pay a License Fee of $130,000 which is not due until December 31, 2007. In August 2007 the License Fee was cancelled in exchange for the 520,000 investment units. The license fee was determined arbitrarily based on research and development costs of the intellectual property licensed and the cost for the commercialization of the automatic remote controlled sprayer. Then in September 2009 the company wrote off the $130,000 license fee.

NOTE 5: Exclusive License

The Company on September 22, 2013, an exclusive license agreement to defined Licensed Rights for consumer market segments in North America. The Licensed Rights include:

a. United States Design Patent for an industrial and Medical Textile, Registration Number D701701 issued on April 1, 2014 (the "Design Patent").

b. A registered trade name for AcuFAB with a US registration number 4291843 and Europe registration number 1143797 both granted December 14, 2012, and an applied trade name of AcuPAD US application number 85662932 filed on 27-JUNE-2012.

c. Any and all additional trade names and trade marks applied for in the United States by the **Licensor** relating to the products made from the Industrial and Medical Textile.

d. Any other design patent obtained by **Licensor** for a similar textile as the Industrial and Medical Textile or products therefrom.

e. The right to fabricate the products using the Design Patent Industrial and Medical Textile , to distribute, market and sell the Industrial and Medical Textile's products made therefrom under the trade names of ACUFAB and ACUPAD, and to sublicense such rights to others in their exclusive area.

The Company is to pay a one time license fee of $1,000,000 in the form of a promissory note, one half of any one time Sublicense Fee to EPIC Corporation, and a 10% Royalty on the Company's gross sales to EPIC Corporation.

The Company has treated the one time License Fee as the cost value of an intangible asset as an other asset.

NOTE 6: Loans and Interest Payable

The Convertible Notes, Notes Payable, accrued interest, and Note Receivable include the following:

Convertible Note and Accrued Interest

Payor	Payee	Date Executed	Face Amount	Interest Rate	Convert Rate	Due Date
Convertible Notes						
RX Healthcare	The Tensleep Trust	9/30/2009	200,000	10%	$0.05	12/31/14
RX Healthcare	Tucker Community Trust	12/31/2011	10,000	10%	$0.05	1/31/15
Accrued Interest Convertible			Accrued Amount			
RX Healthcare	The Tensleep Trust		131,107			-
RX Healthcare	Tucker Community Trust		3,750			-

Notes - Loans Payable

Payor	Payee	Date Executed	Face Amount	Interest Rate	Due Date
Promissory Notes					
RX Healthcare	American H & W Corp	9/22/2013	1,000,000	7.5%	3/31/17
Loan Payable		Date Incurred			
RX Healthcare	EPIC Corporation	2/15/12	1,500	None	On Demand
RX Healthcare	Land & Realty, LLC	9/30/14	10,000	None	On Demand

NOTE 7: INVESTMENTS

EPIC Corporation in September 2009 transferred 438,010 shares of Tensleep Financial Corporation common stock valued at $334,550 from EPIC Corporation in exchange for 5,100,000 shares of the Company's common stock.

EPIC incorporated Tensleep Financial Corporation ("Financial") on February 14, 2001, as a wholly owned subsidiary and was to be engaged in the business of providing funding for residential and commercial loans. EPIC made an initial investment of $50,000 and receive 5,000,000 shares of Financial in exchange. The $50,000 was invested to acquire a mortgage banking company, which was later closed down. Financial's business plan was modified to provide financial, business and corporate development services.

For business reasons, the company on May 2006, declared a stock dividend of all Financial's common stock to its stockholders and distributed approximately 4,561,986 shares to its shareholders. EPIC then held approximately a 8.76% (438,014 shares out of 5,000,000 issued and outstanding) ownership interest in Financial, EPIC In September 2007 contributed an obligations of RX Healthcare Systems, Inc., in the amount of $130,000 to Tensleep Financial. EPIC valued the Tensleep Financial shares as of September 2007 at $200,000. The shares of Financial are not publicly traded.

In September 2009 the Company contributed its investment of $200,000 in Tensleep Financial and a $134,550 promissory note of Meadow at Quail Run to RX Healthcare. RX Healthcare then simultaneously contributed the $134,550 promissory note to Tensleep Financial, thereby having a cost basis investment of $334,550 in Tensleep Financial.

The Company in September 2009 received a capital contribution of 700,000 shares of Amcor Financial Corporation (Amcor) common stock valued at $286,788 from EPIC Corporation. Amcor was a specialty finance company which provided merchant banking services, real estate financing and financing of emerging growth companies. During the year ended September 30, 2004, due to excessive litigation by the former parent company of Amcor Financial and purchasers of homes from the parent company, Amcor was forced to cease business operations, and in January 2005, it filed bankruptcy under Chapter 7. The Company has written down its investment in Amcor Financial to $286,778, which the Company believes to be the residual value.

In exchange for the 438,014 shares of Tensleep Financial and 700,000 shares of Amcor the Company issued 5,100,000 shares of its common stock valued $621,328.

The Company on September 30, 2014, wrote off its investments in Tensleep Financial Corporation and Amcor Financial Corporation and EPIC Corporation surrender 15,500,000 shares of the Company's common stock for cancellation.

NOTE 8: Marketing Plan

The Company and EPIC Corporation since January 2011 have focused on the development of the fabric (the "EPIC Spacer Fabric") from which several products are and will be made. The specialty textile mill that reversed engineered the fabric has developed the process to produce this unique fabric on a proprietary basis. EPIC has engaged a contract short run sewer to do the sewing and provide storage for the fabric and the finished products, as well as act as the fulfillment center. EPIC and the Company, since receiving the 100 sleep pads from Asia and the first production run, have been providing samples to many individuals and healthcare institutions which have reported some amazing results.

EPIC and the Company since December 2011, have developed a marketing plan to sell the sleep pad and other products to consumers through direct marketing in television and radio advertising, etc., including an internet store. However, the EPIC lacked the funds to pursue this type of marketing plan.

EPIC and the Company in October 2012, changed the marketing plan. The plan is to pursue manufacturers and distributors of pressure, air, gel and foam mattresses and overlay support surfaces which sell to healthcare institutions, and to pursue manufactures and distributors of consumer mattresses.

The Company in October 2013 entered into an exclusive license to market, sale, and distributed the AcuFAB products in North American..

NOTE 9: Filing of of Form 1-A

The Company on September 3, 2014, file a From 1-A with the Securities & Exchange Commission (SEC) for 20,000 Investment Units ("Units"). On October 7, 2014, the Company received Comments for the SEC regarding its First Amended Form 1-A, and on November 6, 2014, the Company filed the Second Amended Form 1-A was filed with the SEC. The Second Amended Form 1-A is for 60,000 Investment Units at a price of $.25 per unit. Each Unit consists of 100 shares and 100 warrants each of a Series A, B, C and D with an exercise price of $0.075, $0.20, $0.30 and $0.40, respectively, and expire 24, 36, 48, and 60 months from the the the

Form 1-A becomes effective. The Form 1-A is to enable the Company's debt to be used to purchase the units and become equity as a positive net worth.

SUBSCRIPTION FORM

Registration:

____individual ____joint tenants ____tenants in common ____custodian ____trustee ____other (specify)

____
First Name M.I. Last Name Soc. Sec. Number

____
First Name M.I. Last Name Soc. Sec. Number

____
Street Address

If held for a beneficiary, please indicate the State of residence of the beneficiary.

____
City State Zip Code

___ If cash make check payable to: **RX Healthcare Systems, Ltd.**

___ If debt enter amount ________________________

Amount Invested: Number of Units Purchased (Minimum 100 Units) _______ @ $0.25 per Unit = $___________.

Mail Check and Subscription to: RX Healthcare Systems, Ltd.
1623 Tradewinds Lane
Newport Beach, CA 92660

Dealer Information:

Name of firm: ____

Name of Representative: ____

Address: ____

Telephone: (____) ____________________

Company use only

Number of Shares to be issued _________ Shares rejected ____________

Authorized Signature _________________________________

This Copy for Subscriber

SUBSCRIPTION FORM

Registration:

____individual ____joint tenants ____tenants in common ____custodian ____trustee ____other (specify)

____
First Name M.I. Last Name Soc. Sec. Number

____
First Name M.I. Last Name Soc. Sec. Number

____
Street Address

If held for a beneficiary, please indicate the State of residence of the beneficiary.

____
City State Zip Code

___ If cash make check payable to: **RX Healthcare Systems, Ltd.**

___ If debt enter amount ______________________

Amount Invested: Number of Units Purchased (Minimum 100 Units) ____ @ $0.25 per Unit = $__________.

Mail Check and Subscription to: RX Healthcare Systems, Ltd.
1623 Tradewinds Lane
Newport Beach, CA 92660

Dealer Information:

Name of firm: ____

Name of Representative: ____

Address: ____

Telephone: (___) __________________

Company use only

Number of Shares to be issued ________ Shares rejected ___________

Authorized Signature ______________________________

This Copy for Company

Until November __, 2015 all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver an Offering Circular. This is in addition to the obligation of dealers to deliver an Offering Circular when acting as underwriters and regarding their unsold allotments or subscriptions.

TABLE OF CONTENTS
PAGE

No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Offering Circular, and if given or made, such information or representations must not be relied upon as having been authorized. This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This Offering Circular does not constitute an offer to sell or solicitation of an offer to buy such securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in such jurisdiction. Neither the delivery of this Offering Circular nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or the information contained herein is correct as of any time subsequent to its date.hat the information contained herein is correct as of any time subsequent to its date.

RX HEALTHCARE SYSTEMS, LTD.

$1,500,000

60,000 Investment Units

100 Units Minimum Purchase

OFFERING CIRCULAR

__________, 2015

PART III

EXHIBITS

ITEM 1. **Index to Exhibits.**

(1)	Underwriting Agreement	Not Applicable
(2)	Charter and By-laws	
	(a) Articles of Incorporation**	Page
	(b) Bylaws**	Page
(3)	Instruments Defining the Rights of Security-Holders.	Not Applicable
(4)	Subscription Agreement**	Page
(5)	Voting Trust Agreement	Not Applicable
(6)	Material Contracts	Not Applicable
	(a) Revised License Agreement***	Page
	(b) Warrant Agreement for Series A Warrants***	Page
	(c) Warrant Agreement for Series B Warrants***	Page
	(d) Warrant Agreement for Series C Warrants***	Page
	(e) Warrant Agreement for Series D Warrants***	Page
	(f) Stock Option Plans *	Page
(7)	Material Foreign Patents	Not Applicable
(8)	Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession.	Not Applicable
(9)	Escrow Agreements	Not Applicable
(10)	Consent	
	(a) Experts	Not Applicable
	(b) Underwriters	Not Applicable
(11)	Opinion re Legality****	Page
(12)	Sales Material	Not Applicable
(13)	"Test the Water" Material	Not Applicable
(14)	Appointment of Agent For Service of Process	Not Applicable
(15)	Additional Exhibits	
	(a) $200,000 Convertible Promissory Note****	Page
	(b) Assignment of $200,000 Convertible Promissory Note****	Page
	(a) $10,000 Convertible Promissory Note****	Page

* Exhibits were included and filed with original qualification in 2007.
** Exhibits were included and filed with the original application on September 3, 2014.
*** Exhibits were included and filed with the Second Amended Application on November 10, 2014.
**** Exhibits were included and filed with the Third Amended Application on December 5, 2014.

ITEM 2. **Description of Exhibits**

(2) Charter and By-Laws

(a) Articles of Incorporation filed March 29, 2006, in State of Colorado – Original Articles,
Amendment to Articles filed January 16, 2007, modify and add provisions to Articles
Amendment to Articles filed October 22, 2008, changed name to RX Corporation
Amendment to Articles filed May 9, 2009, changed name to Bioenergy Corp.
Amendment to Articles filed June 16, 2009, change name back to RX Healthcare Systems, Ltd.
Amendment to Articles filed September 22, 2013, Established Series A 5% Convertible Preferred Stock

(b) Bylaws of RX Healthcare Systems, Ltd.

(4) Subscription Agreement to be used in the purchase of Investment Units of the Issuer.

(6) Material Contracts consist of the following:

(a) License Agreement dated September 22, 2013, giving rights to AcuFAB and it products in USA
(b) Warrant Agreement for Series A Warrants to be issued per Offering Circular
(c) Warrant Agreement for Series B Warrants to be issued per Offering Circular
(d) Warrant Agreement for Series C Warrants to be issued per Offering Circular
(e) Warrant Agreement for Series D Warrants to be issued per Offering Circular
(f) Stock Option Plans - Qualified and Non-Qualified Plan under Section 422A of the Internal Revenue Code approved by the Board of Directors of the Company on January 16, 2007.

(11) Opinion re Legality – Anthony F. Wiezorek, ESQ dated December 2, 2014

(15) Additional Exhibits

(a) $200,000 Convertible Promissory Note dated September 30, 2009 to R Tucker & Associates, Inc., by RX Healthcare System, Ltd.
(b) Assignment of $200,000 Convertible Promissory Note dated July 14, 2013, to Tensleep Trust.
(a) $10,000 Convertible Promissory Note dated December 31, 2011 to Tucker Community Trust by RX Healthcare System, Ltd.

THE REST OF THIS PAGE IS LEFT PURPOSELY BLANK

UNDERTAKING

The Company hereby undertakes, until this Offering is closed, to promptly file a post effective amendment in order to provide full disclosure upon subsequent material event or events with the Company, as required under the Rules and Regulations promulgated under the Securities Act of 1933, as amended and which may include but not be limited to RX Healthcare Systems, Ltd., filing for protection under the laws of bankruptcy.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, it the City of Newport Beach, State of California, January 13, 2015.

RX Healthcare Systems, Ltd.

BY ______________________________

Ronald S. Tucker, Chief Executive Officer and Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Ronald S. Tucker	Director, President, Chief Executive Officer, Chief Financial Officer	January 13, 2015
Leticia I. Tucker	Director, Secretary/Treasurer	January 13, 2015